LAYNE CHRISTENSEN COMPANY 2003 ANNUAL REPORT

WORKING FROM A POSITION OF STRENGTH


03058388


Layne

SOURCES OF REVENUE



62% WATER REVENUE
21% MINERAL REVENUE
11% GEOCONSTRUCTION REVENUE
6% ENERGY REVENUE

FINANCIAL HIGHLIGHTS[1]

(IN THOUSANDS, EXCEPT PER SHARE DATA)	**2003**	2002	2001	2000	1999
Total revenue	**$ 269,922**	$ 289,958	$ 293,966	$ 265,893	$ 271,489
Income (loss) from continuing operations	**8,191**	4,228	(6,036)	(7,511)	3,868
Net income (loss) from continuing operations	**2,832**	1,660	(6,156)	(7,727)	1,264
Diluted earnings (loss) per share from continuing operations	**0.23**	0.14	(0.52)	(0.66)	0.10
Total debt	**32,370**	34,357	61,928	63,500	63,500
Total assets	**178,100**	202,342	233,868	245,335	251,503
Return on assets	**1.49%**	0.76%	(2.57)%	(3.11)%	0.51%
Total stockholders' equity	**83,373**	95,892	93,925	106,840	113,270
Return on equity	**3.16%**	1.75%	(6.13)%	(7.02)%	1.11%
Stock price:					
High	**10.80**	8.88	6.13	12.38	17.63
Low	**5.47**	4.00	3.00	4.63	5.88
Number of shares outstanding	**11,853**	11,708	11,708	11,691	11,641



TOTAL REVENUES
(IN MILLIONS)
271.5
265.9
294.0
290.0
269.9
1999 2000 2001 2002 2003
NET INCOME
(IN MILLIONS)
1.3
(7.7)
(6.2)
1.7
2.8
1999 2000 2001 2002 2003
DILUTED EARNINGS PER SHARE
0.10
(0.66)
(0.52)
0.14
0.23
1999 2000 2001 2002 2003
TOTAL DEBT
(IN MILLIONS)
63.5
63.5
61.9
34.4
32.4
1999 2000 2001 2002 2003

Revenues declined this year as the Company divested noncore businesses, deleveraged the balance sheet and developed new business opportunities.

Higher margins, lower interest expense and reduced depreciation and amortization contributed to achieving profitability for a second consecutive year.

Improvement continued during fiscal 2003 with net income from continuing operations of $0.23 per share compared to $0.14 per share in the previous year.

Layne Christensen continued to reduce debt in fiscal 2003. Net debt (debt less cash and cash equivalents) was down 31.2% to $21.6 million.

[1] *Excluding discontinued operations, extraordinary item and cumulative effect of accounting change*

ON THE COVER Working from a Position of Strength ... These Layne Christensen crewmembers are among those working on a large-scale groundwater project in Central Texas. (See page 4 for information about the project.) **Original photo by Roy Sanders, The Burleson County Citizen-Tribune.**

CORPORATE PROFILE Working from a Position of Strength — As the world leader in water well drilling, Layne Christensen operates from an increasingly dominant position. Shrinking supplies of accessible, affordable drinking water are further boosting the demand for our complete range of water production, well maintenance, and treatment products and services. Our expertise in drilling has also given us the capabilities required to diversify into related fields that call for similar skills — primarily mineral exploration, geoconstruction and energy.

CONTENTS

WATER RESOURCES Maintaining Leadership — Layne Christensen continues its dominance as the world's leading groundwater services company. Our full range of water-related services encompasses site selection, well field design and development, pump installation, water treatment and repair, storage and aquifer maintenance and remediation. *See page 2 for more information on Water Resources.*



WATER REVENUE
(IN MILLIONS)
156.3
156.3
164.9
172.8
167.1
1999 2000 2001 2002 2003

Layne Christensen's largest business posted a 4.3% increase in profitability. This positive result was achieved despite a 3.3% decrease in revenues.

MINERAL EXPLORATION Finding Hidden Resources — Layne Christensen's exploration activities focus on gold and copper plus nickel, zinc and lead. We conduct our searches through the use of diamond and reverse circulation drilling services, and we lead the world in both the Latin American and African markets. *See page 4 for more information on Mineral Exploration.*



MINERAL REVENUE
(IN MILLIONS)
149.8
116.3
132.4
119.7
107.4
1999 2000 2001 2002 2003

The mineral exploration market downturn finally appears to have reached bottom. Increased activity in North America and Australia helped Layne Christensen offset reduced activity in Africa and Latin America.

Includes 100% of affiliate revenues.

GEOCONSTRUCTION SERVICES Solidifying Results — To allow construction on unstable sites, Layne Christensen solidifies the soil. Our geoconstruction services include grouting, jet grouting, ground freezing and micro tunneling. Vibratory ground improvement and jet grouting are ideal for increasing the load-bearing soil characteristics needed for civil construction projects. *See page 5 for more information on Geoconstruction Services.*



GEOCONSTRUCTION REVENUE (IN MILLIONS)
20.8
33.1
38.0
27.0
29.6
1999 2000 2001 2002 2003

In fiscal 2003 the geoconstruction division achieved significant revenue and profitability growth. Operating earnings increased 120% on a 9.7% increase in revenues.

Excludes $3 million in 1999 related to the Echo Bay Project in Northern Ontario.

ENERGY SERVICES AND PRODUCTION Energizing Efforts — In the expanding energy services field, Layne Christensen provides drilling and oil field fishing services, employing the latest technological advances. The exploration, development and production of coalbed methane gas, a new business we initiated in the prior fiscal year, will be expanded considerably in fiscal 2004. *See page 6 for more information on Energy Services and Production.*



ENERGY REVENUE
(IN MILLIONS)
7.3
8.9
21.2
27.0
17.0
1999 2000 2001 2002 2003

Despite higher energy prices during much of fiscal 2003, the market for our services remained depressed. Our strategies for improvement in fiscal 2004 include capitalizing on coalbed methane market opportunities.

DEAR STOCKHOLDERS: Fiscal 2003 was a year of vital progress for Layne Christensen Company. Despite a difficult economic backdrop, we continued our programs of divesting noncore businesses, deleveraging our balance sheet and developing new business opportunities in the water and energy industries.

Our net income from continuing operations totaled $2,832,000 or $0.23 per share, up from $1,660,000 or $0.14 per share in the prior year. These results were generated on $269,922,000 in revenues from continuing operations versus $289,958,000 in revenues in the prior year.

SEVERAL KEY ACTIONS IMPACTED OUR COMPANY'S FINANCIAL RESULTS IN FISCAL 2003:

First, we wrote off goodwill totaling $14,429,000, net of income taxes, as a result of our adoption of new accounting guidelines established by Statement of Financial Accounting Standards No. 142. This noncash write-off related to acquisitions made in fiscal 1998 as part of our consolidation strategy in the mineral exploration market.

Second, we negotiated a new $70 million bank credit facility in an extremely difficult credit market environment. The costs associated with this credit facility, including the early termination of existing private placement debt, were $2,844,000. Of this amount, $1,135,000 was a current charge to earnings before income taxes.

Third, we continued our business realignment program to sharpen our focus on Layne Christensen's four targeted markets: water supply, mineral exploration, geoconstruction and energy. As part of this program, we discontinued and sold several operations, including Drilling Equipment Supply, Inc. and our Ranney division. We also conducted a large auction to rid the company of older, obsolete equipment and excess properties.



A. B. SCHMITT
President and Chief Executive Officer

Fourth, we sold our interest in Technidrill (Nice, France), a drill pipe manufacturing operation, as well as our investment in Equigold (Cote d'Ivoire, Africa), a joint venture in gold mining. In the Equigold sale, we retained a royalty on future gold production from the mining concession.

BANK DEBT REDUCED SIGNIFICANTLY

Also of major importance, Layne Christensen's bank debt at the end of fiscal 2003, net of cash ("net debt"), was $21,600,000, down from $31,374,000 in the prior year. This debt reduction was even more impressive when you consider that the comparable number at the end of fiscal year 2001 was $58,507,000. Net debt to total shareholders' equity for the year just ended was 25.9%, compared to 62.3% at the end of fiscal 2001.

Overall, operating results for each of our four divisions were negatively impacted in some way by the depressed worldwide economic environment. Even so, in the following discussions you will see several bright spots and potential opportunities for Layne Christensen going forward.

WATER RESOURCES MAINTAINS STRENGTH

Fortunately, in any economic cycle, the water business is a great place to be. Because of this, Layne Christensen is more insulated than many other companies serving municipal, industrial and agricultural customers.

Water resources operating earnings (EBIT) totaled $28,654,000, up 4.3% from the prior year. This included startup expenses



At a Florida industrial site, a welder puts on safety gear before descending into a well to make repairs. A downhole survey had been used to pinpoint a hole in the well casing.

of $1,314,000 for our Layne Water Development and Storage (LWDS) effort. Excluding LWDS, the division EBIT increase was 9.1%.

With $167,080,000 in revenues, our water resources division was down 3.3% from the prior year. The lower revenues were due mainly to reduced budgets for our municipal water customers. Since municipal tax revenues lag the initial phase of an economic downturn, our water activity had not declined in the early stages of the U.S. recession. Today, however, most municipalities find themselves in the depths of the current recession and these customers most likely will lag the early stages of a recovery. Although we may experience some further decline in water supply revenues in fiscal 2004 because of the recession, our base business remains solid.

GROUNDWATER TREATMENT OFFERS OPPORTUNITIES

One of our strategies in the water resources division is to focus on growing opportunities in groundwater treatment both for plant construction and filtration media. Our primary focus is on radon, radium and arsenic treatment.

We have also increased our research and development activities for water well rehabilitation, recently obtaining the exclusive license for a patented process that uses gas-impulse technology developed by ProWell Technologies, Ltd. in Israel.

Our water resources division also has designed and fabricated proprietary discharge treatment units, which ensure compliance with the enhanced environmental regulations of the Clean Water and Safe Water Drinking Acts. Because we perceive that much of our competition is not prepared to deal with these tightened regulations, Layne Christensen's effort offers a good opportunity to increase market share in our base water well drilling business.

Growth opportunities are becoming increasingly attractive in the broader environmental sector. This is largely because regulations continue to tighten, generating growth potential across a wide spectrum of products and industries.

Another viable market in the water industry involves water transfers, water rights, water acquisition and water storage. Last year we formed LWDS to explore these opportunities. To date, those efforts have produced contracts to secure water for a large California retail development as well as a contract to sell water assets and provide water management consulting services for a major U.S. railroad.

WATER RESOURCES



GREG ALUCE

PRESIDENT, Water Resources Division

"Our strategy is to maintain our leading position in the U.S. groundwater industry and leverage this position 'downstream.' By downstream, I mean targeting growth in the filtration products sector and design-build of groundwater treatment plants. A further extension of this strategy is to participate in the outright ownership of water via rights, leases, acquisition and storage of groundwater."

The world's largest provider of groundwater supply and related services, Layne Christensen operates more than 50 locations. In addition to the traditional district offices, the water resources division also includes Layne Water Development and Storage, the water treatment products group and the water systems tech group.

Central Texas will gain a new source of reliable, affordable water as a result of Layne Christensen's first large-scale groundwater transfer project in the state of Texas. It encompasses development, marketing, transmission and the sale of groundwater from the Carrizo-Wilcox aquifer.

Layne Christensen is serving as the managing partner of the project, overseeing crews that started drilling the first production well in February. The project calls for Layne Christensen crews to drill deep, large production wells, construct treatment facilities, unitize the well field and develop the pipeline transmission infrastructure to deliver the water.

The project currently includes more than 850 groundwater leases covering approximately 25,000 acres that have been assembled over a three-year period. Water from these leases is expected to exceed the current demand of 28 million gallons of water per day in the adjoining counties by providing the capability to produce approximately 50 million gallons per day. Additional groundwater rights are being acquired that could eventually allow production of 150 million gallons per day from the project area.

This major reallocation of water resources will meet the demands of the state's rapidly growing population centers. We estimate that water could be available for delivery in late 2005, eventually serving areas of the state that are home to 10 million Texans.



Layne Christensen is test drilling to find the best locations for installing deep, large production water wells in Central Texas.

LWDS also signed an important long-term contract with the Semitropic Irrigation District in California to assist in financing and expanding capacity in its existing water storage facility. Layne Christensen, along with a Texas-based private equity firm, purchased a 14,000-acre ranch in California that overlies a pumped-out aquifer. LWDS is charged with obtaining permits for the property's water storage potential or other uses.

Layne Christensen also announced the signing of a partnership for a water transfer project from the Carrizo-Wilcox Aquifer in Texas. Water production is currently scheduled to begin in approximately two and a half years, making this Layne Christensen's first large-scale water reallocation project in the state of Texas.



A machinist in the Memphis office makes a lineshaft for a vertical turbine pump that will be installed at a water well site.

Major projects like these represent the future of the water industry, especially in drought-ridden expanses of the western United States. Typically, the water transfer process is highly time-consuming — requiring patience, persistence and a thorough understanding of various state and federal water laws. We feel Layne Christensen has the potential to be a leader in this field and that our success could produce long-term earnings streams for the company.

MINERAL EXPLORATION BEGINS RECOVERY

Our mineral exploration division has now suffered five years of declining worldwide mining industry expenditures for gold and base metals. During this period the total dollar-volume decline for the exploration services and products Layne Christensen and its competitors supply was approximately



The Mali office's staff and crew members work as a team to complete mineral exploration projects in West Africa.



Fulfilling a three-year contract in northern Chile includes using a JKS Boyles B-20 diamond rig to drill at the mining site.

$3 billion. This represents a market shrinkage of nearly 70% from the 1997 peak in industry spending.

This unprecedented decline in the mining industry has wreaked havoc on its suppliers. For fiscal 2003 Layne Christensen's mineral exploration division revenue totaled $55,769,000 versus $57,945,000 in the prior year, a 3.8% decline. In addition, our Latin American affiliates' mineral exploration revenue totaled $51,629,000 versus $61,720,000 in the prior year, down 16.3%. By contrast, in 1997 Layne Christensen and its affiliates' combined pro forma revenue for exploration and products sales approached $200 million. This, as I said, has been a historic downturn.

However, based on key industry indicators, the bottom of this difficult cycle finally appears to be at hand. Exploration activity, beginning in the gold sector, has started to increase. Additionally, base metals exploration for lead, copper, zinc and nickel seems to have steadied.

Looking forward, we expect that the pickup in exploration drilling for gold could be significant enough to push results for fiscal 2004 into the black for Layne Christensen and its affiliates' combined mineral exploration operations. Little real growth in activity is needed to tighten up drilling capacity since available equipment has been significantly reduced. Also, a large number of exploration personnel have left the industry, taking with them expertise that cannot be easily replaced.

Until it becomes clear the next up cycle is in progress, Layne Christensen's strategy is to minimize capital reinvestment. We will attempt first to raise prices and, second, to spend new capital. If we are correct, this recovery will follow the classic

MINERAL EXPLORATION



ERIC DESPAIN

PRESIDENT, Mineral Exploration Division

"After five difficult years of reduced industry spending for mineral exploration drilling, we are finally seeing the 'light at the end of the tunnel.' Our strategy is to maximize the profit potential in this recovery, which will be driven by drilling for gold and eventually spread to base metals as global demand increases."

With major operations in North America, South America, Africa and Australia, the mineral exploration division provides core-drilling services to determine the best places to drill for valuable minerals. Exploration efforts center on gold and copper, but also involve silver, nickel, lead and zinc.

commodities pattern with activity moving upward in fits and starts, setting the foundation for another strong surge when economic growth picks up globally.

We feel our business is well positioned to take maximum advantage of this emerging cycle. We have maintained our share in the major gold and base metals markets, our equipment is in good shape and our people are trained and ready.

GEOCONSTRUCTION SERVICES POSTS GOOD YEAR

Layne Christensen's geoconstruction services division had an excellent year. This specialized drilling business focuses on applications that improve and/or stabilize soil conditions, and its market is driven by commercial construction projects in both the private and public sectors. While we have operated in



The track-mounted Tecniwell TW1400 Raptor drill is designed for soil-improvement applications such as minipiles and can be used in low-headroom areas.

GEOCONSTRUCTION SERVICES



PETER IOVINO
PRESIDENT, Geoconstruction Services Division

"Our strategy is to continue to gain share in the specialized soil stabilization market. For our division, this means we will continue to grow the bottom line. Improved efficiency, a rich mix of work and customer satisfaction are the keys to our success. We strive to offer engineered solutions to complex stabilization projects that clearly differentiate us from the competition."

The geoconstruction services division modifies and improves the soil's load-bearing strength and stability so construction projects can be successfully completed. Services range from grouting, jet grouting, ground freezing and vibratory ground improvement to installation of micropiles, anchors, tie backs and stone columns.

many countries, our primary market continues to be in the United States. Operating as a niche business, the division remains centered on grouting, jet grouting, ground freezing, drilled micropiles, vibratory ground improvement, stone columns, anchors and tie backs.

In fiscal 2003, revenues totaled $29,621,000, up 9.7% from the prior year. Division operating earnings totaled $2,631,000, up almost 120% versus last year. Within our company, this division has done the best job of reacting to the economic downturn. Its anticipation of changing marketplace dynamics and quick action to minimize their financial impact has been impressive.

Our strategy for the geoconstruction services division is to continue to grow by increasing market share in our specialized sector of the construction industry. We have accomplished



Staff members at the new Layne Christensen office in Bridgewater, Massachusetts, work on plans for an upcoming geoconstruction project.

this by promoting efficiency and quality and by offering alternative engineered solutions. This approach has created many satisfied customers.

When we first formed our ground modification business in fiscal 1996, it took 17 months before we earned a profit. Since that time, in both strong and weak periods of construction activity, this division has consistently delivered some of the best results in its peer group.

Our desire to stay in our narrowly defined market niche has limited the division's top-line expansion. However, the economic downturn has taken a toll on some of our key competitors and may present accelerated growth opportunities for us in the future. For now, we believe next year will be similar to this year in both revenue and profits. Fifty percent of fiscal 2004's projected sales are already backlogged.

ENERGY SERVICES AND PRODUCTION FACES CHALLENGES

The biggest disappointment in fiscal 2003 from both a revenue and earnings standpoint has been our energy services and production division. After coming off a record year in fiscal



A TH150 Top Drive drill rig is used for large-diameter wireline coring and air drilling of coalbed methane wells up to 2,500 feet deep.

2002, the business "hit a wall." This occurred even though energy prices for much of the year were at high levels.

In the past, energy prices have been a reliable barometer of oil and gas service companies' activity and thus earnings growth — but not in fiscal 2003. A combination of tightened credit availability and high-profile financial chicanery among certain prominent companies in the energy field had a significant impact on the sector. Also, the need to rebuild balance sheets after a period of merger and acquisition activity encouraged oil and gas companies to produce hydrocarbons rather than explore for new fields or work over existing wells.

Division revenues in fiscal 2003 totaled only $17,016,000 versus $27,011,000 last year; a drop of 37.0%. Earnings fell sharply as well, down $3,635,000 from the prior year. About half of the earnings decline was due to startup expenses associated with our offshore service base in Houma, Louisiana, and expenses associated with establishing Layne Christensen as an exploration and production (E&P) company in coalbed methane (CBM) gas.



A 1,300 HP Custom Well Stimulation unit custom-built by Layne Energy is being used in the Midwestern United States for proprietary stimulation of coalbed methane wells.

ENERGY SERVICES AND PRODUCTION



COLIN KINLEY

PRESIDENT, Energy Services and Production Division

"We are at the infancy of proving if our integrated service strategy for coalbed methane (CBM) is going to work. Next year at this time we plan for the energy division to be far along in establishing itself as a bona fide CBM exploration and production company with very competitive finding and development costs. We have to execute on geophysics, engineering and the contract services to confirm we belong in the business."

Layne Christensen has extended its drilling expertise into the energy industry, including coalbed methane gas development. The energy services and production division operates as Layne Energy, Vibration Technology, Toledo Oil and Gas, Colog Geophysical and Layne Christensen Canada.

Given the steep production decline curve for conventional natural gas wells in North America, we do not expect service activity to remain sluggish. Even if energy prices pull back from current levels, as we expect, the service side of our energy business should have an improved year in fiscal 2004 beginning in the second half of the year.

We also feel there is a significant emerging opportunity in the unconventional gas market. If current consensus projections are correct, unconventional gas sources, such as gas from coal seams, will grow rapidly over the next 20 years. As we highlighted in last year's annual report, primarily because of our in-house service capabilities in both the water and minerals divisions, Layne Christensen is extremely well suited for developing CBM gas.



Safety is always a top priority on every job site. For fiscal 2003 the Milwaukee office earned first place honors for its safety record and training procedures.

By forging an alliance with Mohajir Engineering Group, Inc., we expanded our skills to become a fully integrated developer and producer of CBM. Our ability to capitalize on this opportunity will be more apparent as we move further into fiscal 2004. Layne Christensen's energy services and production division has a significant working interest in four CBM properties. The total gross area to be explored is nearly 400,000 acres.

We plan to drill approximately 150 gross CBM wells in fiscal 2004, which will place Layne Christensen's energy services and production division in the top tier of active E&P companies in CBM. We feel our integrated business model will result in low finding and developing cost in the basins we are exploring. Our timing is good, the projects are lined up and now we must execute at all levels.

COMPANY STRESSES SAFETY PERFORMANCE

I would be remiss if I did not mention our safety performance. We have kept our accident incident rate below 5.0 for three years in a row and our cost per manhour at or below $0.20 for seven years.

Considering all of the people, equipment and vehicles we have moving every day around the world, that is an outstanding achievement. At Layne Christensen the safety of our people, those around us and the environment is our top priority.

THE OUTLOOK IS BRIGHTENING

The earnings difficulties we experienced the past five years due to the collapse of worldwide mineral exploration spending has taken Layne Christensen off its growth track. We have largely paid off the debt associated with those acquisitions that, for a brief time, drove the bulk of our earnings. Now we have emerged a leaner, tougher company — and one that is eager to make up for lost time.

Depressed global economic conditions and tight credit markets will continue to present real challenges and will likely put constraints on our ability to aggressively ramp up growth in the short-term. This does not concern us since we have solid opportunities in basic industries that will be there for the long-term for us to capitalize on. With the memories of the past five years permanently etched in our minds, we are increasingly optimistic that Layne Christensen is positioned to return to a growth mode.

In closing, I want to thank all of our employees who help keep the company performing at a high level in our many markets around the globe. I also appreciate our board of directors, who have supported Layne Christensen through the good times as well as the tough times. And I extend special thanks to Sheldon R. Erikson, who will be leaving the board after the annual meeting on June 5. His guidance, support and leadership will be sorely missed, especially by me.

Finally, to our shareholders, we pledge our best efforts to ensure that your confidence and investment in Layne Christensen are rewarded.

A. B. SCHMITT
President and Chief Executive Officer

SELECTED FINANCIAL DATA

The following selected historical financial information as of and for each of the five fiscal years ended January 31, 2003, has been derived from the Company's audited Consolidated Financial Statements. The Company completed various acquisitions in each of the fiscal years, except 2001, which are more fully described in Note 2 of the Notes to Consolidated Financial Statements or in previous Annual Reports. The acquisitions have been accounted for under the purchase method of accounting and, accordingly, the Company's consolidated results include the effects of the acquisitions from the date of each acquisition. During fiscal year 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 and recorded a noncash charge of $14,429,000, net of tax, as a cumulative effect of a change in accounting principle (see Note 5 of the Notes to Consolidated Financial Statements). The Company also sold two operating companies during 2003 and classified their results as discontinued operations for all years presented (see Note 4 of the Notes to Consolidated Financial Statements). The information below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

INCOME STATEMENT DATA

(in thousands, except per share data)

FISCAL YEARS ENDED JANUARY 31,	2003	2002	2001	2000	1999
Revenues	$269,922	$289,958	$293,966	$265,893	$271,489
Cost of revenues (exclusive of depreciation shown below)	191,983	209,112	219,600	195,624	194,848
Gross profit	77,939	80,846	74,366	70,269	76,641
Selling, general and administrative expenses	55,624	55,877	55,080	50,160	47,431
Depreciation and amortization	14,565	17,956	21,065	22,706	22,086
Other income (expense):					
Equity in earnings (losses) of affiliates	842	925	894	(27)	1,128
Interest	(2,490)	(3,934)	(6,205)	(4,818)	(4,987)
Other, net	2,089	224	1,054	(69)	603
Income (loss) from continuing operations before income taxes	8,191	4,228	(6,036)	(7,511)	3,868
Income tax expense (benefit)	5,171	2,498	238	(39)	2,525
Minority interest, net of taxes	(188)	(70)	118	(255)	(79)
Net income (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	2,832	1,660	(6,156)	(7,727)	1,264
Income (loss) from discontinued operations, net of taxes	(1,179)	(582)	230	62	(63)
Loss on sale of discontinued operations, net of taxes	(23)	–	–	–	–
Net income (loss) before extraordinary item and cumulative effect of accounting change	1,630	1,078	(5,926)	(7,665)	1,201
Extraordinary loss on early extinguishment of debt, net of taxes	(696)	–	–	–	–
Cumulative effect of accounting change, net of taxes	(14,429)	–	–	–	–
Net income (loss)	$ (13,495)	$ 1,078	$ (5,926)	$ (7,665)	$ 1,201
Basic earnings (loss) per share	$ (1.14)	$ 0.09	$ (0.50)	$ (0.66)	$ 0.10
Diluted earnings (loss) per share	$ (1.11)	$ 0.09	$ (0.50)	$ (0.66)	$ 0.10

BALANCE SHEET DATA

(in thousands)

AT JANUARY 31,	2003	2002	2001	2000	1999
Working capital, excluding debt	$ 37,613	$ 35,584	$ 50,531	$ 48,816	$ 46,211
Total assets	178,100	202,342	233,868	245,335	251,503
Total debt	32,370	34,357	61,928	63,500	63,500
Total stockholders' equity	83,373	95,892	93,925	106,840	113,270

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "believe," "intend," "expect," "plan" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to prevailing prices for various metals, unanticipated slowdowns in the Company's major markets, the impact of competition, the effectiveness of operational changes expected to increase efficiency and productivity, worldwide economic and political conditions and foreign currency fluctuations that may affect worldwide results of operations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this report, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

RESULTS OF OPERATIONS

Demand for the Company's mineral exploration drilling services depends upon the level of mineral exploration and development activities conducted by mining companies, particularly with respect to gold and copper. Mineral exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for various metals that often fluctuate widely. In this connection, the level of mineral exploration and development activities conducted by mining companies has had, and could continue to have, a material adverse effect on the Company.

OVERVIEW OF REPORTABLE OPERATING SEGMENTS

The Company is a multinational company which provides sophisticated services and related products to a variety of markets. During fiscal 2002, management redefined the Company's operational organization structure into discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the office's own division. For example, if a water resources division office performed geoconstruction services, the revenues would be recorded in the water resources division rather than the geoconstruction services division. Should an office's primary responsibility move from one division president to another, that office's results going forward would be reclassified between divisions at that time. The Company's reportable segments under the new operational structure are defined as follows:

WATER RESOURCES DIVISION

This division provides a full line of water-related services and products including hydrological studies, site selection, well design, drilling and well development, pump installation, and repair and maintenance. The division's offerings include design and construction of water treatment facilities and the manufacture and sale of products to treat volatile inorganics in groundwater. The division also offers environmental services to assess and monitor groundwater contaminants.

MINERAL EXPLORATION DIVISION

This division provides a complete range of drilling services for the mineral exploration industry. Its aboveground and underground drilling activities include all phases of core drilling, diamond, reverse circulation, dual tube, hammer and rotary air-blast methods.

GEOCONSTRUCTION SERVICES DIVISION

This division focuses on services that improve soil stability, primarily grouting, jet grouting, ground freezing, vibratory ground improvement, drilled micropiles, stone columns, anchors and tie backs. The division also manufactures a line of high-pressure pumping equipment used in grouting operations and geotechnical drilling rigs used for directional drilling.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

ENERGY SERVICES AND PRODUCTION DIVISION

This division offers a variety of specialized services including shallow gas and tar sands exploration drilling, conventional oil-field fishing services, coil tubing fishing services, resonance technology solutions for stuck tubulars and land-based oil and gas search and development. The division's land-based oil and gas search and development activities focus primarily on natural gas properties, principally coalbed methane projects located in the Midwest region of the United States.

PRODUCTS AND OTHER

This grouping has historically included the Company's supply operation which distributed drilling equipment, parts and supplies; a manufacturing operation producing diamond drilling rigs, diamond bits, core barrels and drill rods ("Christensen Products"); and other miscellaneous operations which do not fall into the above divisions. On January 23, 2003, the Company sold its supply operations to Boart Longyear. Upon the sale, the results of operations were reclassified to discontinued operations (see Note 4 of the Notes to Consolidated Financial Statements). On August 8, 2001, the Company sold its Christensen Products business to a subsidiary of Atlas Copco (see Note 6 of the Notes to Consolidated Financial Statements).

The following table, which is derived from the Company's Consolidated Financial Statements, presents, for the periods indicated, the percentage relationship which certain items reflected in the Company's statements of income bear to revenues and the percentage increase or decrease in the dollar amount of such items period-to-period.

	Fiscal Years Ended January 31,			Period-to-Period Change	
	2003	*2002*	*2001*	2003 *vs. 2002*	2002 *vs. 2001*
Revenues:					
Water resources	61.9%	59.6%	56.1%	(3.3)%	4.8%
Mineral exploration	20.6	20.0	22.5	(3.8)	(12.4)
Geoconstruction services	11.0	9.3	12.9	9.7	(29.0)
Energy services and production	6.3	9.3	7.2	(37.0)	27.2
Products and other	0.2	1.8	1.3	(91.6)	40.7
Total revenues	100.0%	100.0%	100.0%	(6.9)	(1.4)
Cost of revenues	71.1%	72.1%	74.7%	(8.2)	(4.8)
Gross profit	28.9	27.9	25.3	(3.6)	8.7
Selling, general and administrative expenses	20.6	19.3	18.7	(0.5)	1.5
Depreciation and amortization	5.4	6.2	7.2	(18.9)	(14.8)
Other income (expense):					
Equity in earnings of affiliates	0.3	0.3	0.3	(9.0)	3.5
Interest	(0.9)	(1.3)	(2.1)	(36.7)	(36.6)
Other, net	0.8	0.1	0.4	*	(78.7)
Income (loss) from continuing operations before income taxes	3.1	1.5	(2.0)	93.7	*
Income tax expense	(1.9)	(0.9)	(0.1)	*	*
Minority interest, net of taxes	(0.1)	0.0	0.0	*	*
Net income (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	1.1	0.6	(2.1)	70.6	*
Income (loss) from discontinued operations, net of taxes	(0.4)	(0.2)	0.1	*	*
Loss from sale of discontinued operations, net of taxes	0.0	0.0	0.0	*	*
Net income before extraordinary item and cumulative effect of accounting change	0.7	0.4	(2.0)	*	*
Extraordinary item, net of taxes	(0.3)	0.0	0.0	*	*
Cumulative effect of accounting change, net of taxes	(5.3)	0.0	0.0	*	*
Net income (loss)	(4.9)%	0.4%	(2.0)%	*	*

** Not meaningful*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

COMPARISON OF FISCAL 2003 TO FISCAL 2002

Revenues for fiscal 2003 decreased $20,036,000, or 6.9%, to $269,922,000 compared to $289,958,000 for fiscal 2002. The decrease was primarily the result of decreases in the Company's water resources, energy services and production, and products divisions. See further discussion of results of operations by division presented below.

Gross profit as a percentage of revenues was 28.9% for fiscal 2003 compared to 27.9% for fiscal 2002. The increase in gross profit was primarily attributable to improved pricing and margins at the Company's domestic water locations partially offset by increased expenses associated with the Company's domestic oil and gas exploration activities.

Selling, general and administrative expenses decreased to $55,624,000 for fiscal 2003 compared to $55,877,000 for fiscal 2002 (20.6% and 19.3% of revenues, respectively). The decrease was primarily a result of lower incentive-related accruals partially offset by startup expenses related to LWDS and expenses associated with the Company's coalbed methane exploration and development activities. The increase as a percentage of revenues is attributable to startup expenses associated with LWDS and the relative level of fixed costs in the Company's operating divisions.

Depreciation and amortization decreased to $14,565,000 for fiscal 2003 compared to $17,956,000 for fiscal 2002. The decrease in depreciation and amortization was the result of less depreciation from assets fully depreciated in prior periods in the mineral exploration division and ceasing to amortize goodwill upon adoption of SFAS No. 142 (see Note 5 to the Notes to Consolidated Financial Statements).

Interest expense decreased to $2,490,000 for fiscal 2003 compared to $3,934,000 for fiscal 2002. The decrease was a result of decreases in the Company's average borrowings and in interest rates during the year.

Other, net increased to $2,089,000 for the year ended January 31, 2003, compared to $224,000 for the year ended January 31, 2002. The increase was primarily due to a gain on the sale of the Company's investment in a gold exploration project in Africa, and gains as a result of a Company initiative to monetize excess property and equipment. These gains were partially offset by a write-down of the Company's former Christensen Products plant.

Income tax expense related to continuing operations of $5,171,000 was recorded for the year ended January 31, 2003 (an effective rate of 63.1%), compared to $2,498,000 for the same period last year (an effective rate of 59.1%). The effective rate in excess of the statutory federal rate was a result of the impact of nondeductible expenses and the tax treatment of certain foreign operations.

Net income (loss) for 2003 included losses related to discontinued operations of $1,202,000, an extraordinary loss of $696,000 due to debt extinguishment costs incurred in connection with a refinancing of the Company's credit facilities and a $14,429,000 non-cash impairment loss related to goodwill recorded as the cumulative effect of an accounting change upon the adoption of SFAS No. 142.

WATER RESOURCES DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2003	2002
Revenues	$167,080	$172,806
Income from continuing operations	28,654	27,474

Water resources revenues decreased 3.3% to $167,080,000 for the year ended January 31, 2003, from $172,806,000 for the year ended January 31, 2002. The decrease in revenue was primarily the result of reduced municipal spending in certain of the Company's markets and the resulting competitive pressures, partially offset by increased demand for the Company's services due to increased infrastructure needs created by population growth in the western United States.

Income from continuing operations for the water resources division increased 4.3% to $28,654,000 for the year ended January 31, 2003, compared to $27,474,000 for last year. The increase was primarily attributable to improved pricing and margins at certain of the Company's domestic water supply locations, a large drilling project performed in the oil and gas sector, and certain gains on the sale of property and equipment, partially offset by startup expenses associated with a water development and storage venture.

MINERAL EXPLORATION DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2003	2002
Revenues	$55,769	$57,945
Loss from continuing operations	(1,082)	(7,313)

Mineral exploration revenues decreased 3.8% to $55,769,000 for the year ended January 31, 2003, compared to revenues of $57,945,000 for the year ended January 31, 2002. Increased activity levels in North America and Australia due to rising precious metal prices were not sufficient to offset reduced exploration activity in certain areas of Africa.

The loss from continuing operations for the mineral exploration division was $1,082,000 for the year ended January 31, 2003, compared to a loss of $7,313,000 for the year ended January 31, 2002. Results of operations for the year ended January 31, 2003, reflect losses in Africa partially offset by improved operating performance and increased activity levels in North America and Australia. Included in the African losses was the impact of losing two significant contracts and approximately $1,000,000 in costs associated with relocating the West African operations base. The division benefited in fiscal 2003 from reduced depreciation and amortization of $2,753,000 due to assets fully depreciated in prior periods and ceasing to amortize goodwill upon the adoption of SFAS No. 142. Also included in the year was a gain of $901,000 on the sale of an investment in a gold exploration project in Africa. The prior year loss includes a $3.3 million charge related to the sale of the Company's investment in Ausdrill Limited (see Note 6 of the Notes to Consolidated Financial Statements).

GEOCONSTRUCTION SERVICES DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2003	2002
Revenues	$29,621	$27,006
Income from continuing operations	2,631	1,194

Geoconstruction services revenues increased 9.7% to $29,621,000 for the year ended January 31, 2003, compared to $27,006,000 for last year. The increase in revenues was a result of two large construction projects in Hawaii, the large multi-divisional project in the oil and gas sector, and increased equipment sales as a result of new product offerings at the Company's manufacturing facility in Italy.

The geoconstruction services division had income from continuing operations of $2,631,000 for the year ended January 31, 2003, compared to $1,194,000 for the year ended January 31, 2002. The increased profits were primarily attributable to the margins associated with increased revenues, and the elimination of costs incurred in the prior year associated with complications on certain of the Company's ground-freezing projects.

ENERGY SERVICES AND PRODUCTION DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2003	2002
Revenues	$17,016	$27,011
Income (loss) from continuing operations	(2,621)	1,014

Energy services and production revenues decreased 37.0% to $17,016,000 for the year ended January 31, 2003, compared to revenues of $27,011,000 for the year ended January 31, 2002. Revenues for the division were negatively impacted by decreased oil and gas exploration spending in Canada and depressed market conditions for our oil and gas services in the Gulf of Mexico region of the United States.

The division had a loss from continuing operations of $2,621,000 for the year ended January 31, 2003, compared to income from continuing operations of $1,014,000 for the year ended January 31, 2002. The decrease in profits was the result of expenses related to the Company's energy exploration activities and coalbed methane development efforts, startup expenses for a new service location in Louisiana, and reduced profits due to depressed market conditions.

PRODUCTS AND OTHER

(in thousands)

YEAR ENDED JANUARY 31,	2003	2002
Revenues	$ 436	$5,190
Income (loss) from continuing operations	(2,142)	1,389

Products and other revenues decreased 91.6% to $436,000 for the year ended January 31, 2003, compared to $5,190,000 for the year ended January 31, 2002. The decrease in revenues was the result of the sale of Christensen Products to a subsidiary of Atlas Copco in the third quarter of last year and two large specialty construction projects completed last year.

The loss for products and other of $2,142,000 for the year ended January 31, 2003, includes a write-down of the Christensen Products land and building to reflect further declines in fair market value and residual expenses associated with closing Christensen Products. Income for the year ended January 31, 2002, includes a $4.0 million gain on the sale of Christensen Products to Atlas Copco (see Note 6 to the Notes to Consolidated Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Corporate expenses not allocated to individual divisions (primarily included in selling, general, and administrative expenses) were $14,759,000 and $15,596,000 for the years ended January 31, 2003 and 2002, respectively. The decrease in unallocated corporate expenses was primarily the result of lower incentive-related accruals for the year.

COMPARISON OF FISCAL 2002 TO FISCAL 2001

The financial comparison and discussion of fiscal 2002 versus fiscal 2001 has been reclassified to reflect discontinued operations and to conform to the 2003 presentation of income measures.

RESULTS OF OPERATIONS

Revenues for fiscal 2002 decreased $4,008,000 or 1.4% to $289,958,000 compared to $293,966,000 for fiscal 2001. The decrease was primarily the result of decreases in the Company's mineral exploration and geoconstruction services divisions, partially offset by increased revenues in the water resources and energy services and production divisions.

Gross profit as a percentage of revenues was 27.9% for fiscal 2002 compared to 25.3% for fiscal 2001. The increase in gross profit was primarily attributable to improved margins at the Company's domestic water locations and certain international mineral exploration locations, combined with reduced expenses associated with the Company's domestic oil and gas exploration activities. The increases above were partially offset by reduced margins at the Company's products locations in the United States.

Selling, general and administrative expenses increased to $55,877,000 for fiscal 2002 compared to $55,080,000 for fiscal 2001. The increase was primarily a result of increased employee benefit, insurance premium and legal costs for the year.

Depreciation and amortization decreased to $17,956,000 for fiscal 2002 compared to $21,065,000 for fiscal 2001. The decrease in depreciation and amortization was attributable to the disposal of assets in certain international locations and the application of purchase accounting resulting in negative goodwill reducing assets associated with the purchase of the remaining 50% of WADS from Ausdrill (see Note 2 to the Notes to Consolidated Financial Statements).

Interest expense decreased to $3,934,000 for fiscal 2002 compared to $6,205,000 for fiscal 2001. The decrease was primarily a result of decreases in the Company's average borrowings and in interest rates during the year.

Income tax expense related to continuing operations of $2,498,000 was recorded for the year ended January 31, 2002 (an effective rate of 59.1%), compared to $238,000 for the same period last year (an effective rate of (3.9%)). The effective rate in excess of the statutory federal rate for the year ended January 31, 2002, was a result of the impact of nondeductible expenses and the tax treatment of certain foreign operations.

WATER RESOURCES DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2002	2001
Revenues	$172,806	$164,883
Income from continuing operations	27,474	20,650

Water resources revenues increased 4.8% to $172,806,000 for the year ended January 31, 2002, from $164,883,000 for the year ended January 31, 2001. The increase in revenues was primarily the result of the Company's project for the City of Azusa, California, combined with increased demand for the Company's water-related services, partially due to drought conditions in certain areas of the United States.

Income from continuing operations for the water resources division increased 33.0% to $27,474,000 for the year ended January 31, 2002, compared to $20,650,000 for last year. The increase was primarily attributable to improved pricing and margins at the Company's domestic water supply locations.

MINERAL EXPLORATION DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2002	2001
Revenues	$57,945	$66,153
Loss from continuing operations	(7,313)	(6,898)

Mineral exploration revenues decreased 12.4% to $57,945,000 for the year ended January 31, 2002, from $66,153,000 for the year ended January 31, 2001. The decrease in revenues was primarily a result of continued softness in the exploration market in the United States, Australia and Mexico, partially offset by increased activity in certain areas of Africa.

The loss from continuing operations for the mineral exploration division was $7,313,000 for the year ended January 31, 2002, compared to $6,898,000 for the year ended January 31, 2001. The increased losses in the division were primarily the result of a $3,329,000 charge related to the sale of the Company's investment in Ausdrill Limited in fiscal 2002, partially offset by improved margins at certain of the Company's international locations and cost reductions in Australia.

GEOCONSTRUCTION SERVICES DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2002	2001
Revenues	$27,006	$38,010
Income from continuing operations	1,194	5,926

Geoconstruction services revenues decreased 29.0% to $27,006,000 for the year ended January 31, 2002, compared to $38,010,000 for last year. The decrease in revenues was a result of slowing construction activity in certain areas of the United States combined with competitive pricing pressures in certain markets served by the Company.

The geoconstruction services division had income from continuing operations of $1,194,000 for the year ended January 31, 2002, compared to $5,926,000 for the year ended January 31, 2001. The reduced profits were primarily attributable to lower revenues and to costs associated with complications on certain of the Company's ground-freezing projects.

ENERGY SERVICES AND PRODUCTION DIVISION

(in thousands)

YEAR ENDED JANUARY 31,	2002	2001
Revenues	$27,011	$21,232
Income (loss) from continuing operations	1,014	(1,866)

Energy services and production revenues increased 27.2% to $27,011,000 for the year ended January 31, 2002, compared to revenues of $21,232,000 for the year ended January 31, 2001. The increase was primarily the result of increased oil and gas exploration activity in Canada and increased capacity in the Company's service operations in the Gulf of Mexico region of the United States.

Income from continuing operations for the energy services and production division was $1,014,000 for the year ended January 31, 2002, compared to a loss from continuing operations of $1,866,000 for the year ended January 31, 2001. The improved profits were the result of lower expenditures attributable to the Company's oil and gas exploration activities and improved results from the Company's oil and gas service businesses in the United States, combined with increased levels of activity in Canada.

PRODUCTS AND OTHER

(in thousands)

YEAR ENDED JANUARY 31,	2002	2001
Revenues	$5,190	$ 3,688
Income (loss) from continuing operations	1,389	(2,454)

Products and other revenues increased 40.7% to $5,190,000 for the year ended January 31, 2002, compared to $3,688,000 for the year ended January 31, 2001. The increase in revenues was primarily the result of increased demand for drill rigs manufactured by the Company for the mineral exploration market and two significant projects completed by the Company's specialty products group.

Income from continuing operations for products and other was $1,389,000 for the year ended January 31, 2002, compared to a loss from continuing operations of $2,454,000 for the year ended January 31, 2001. The improved results were primarily the result of a $4.0 million gain on the sale of Christensen Products recorded in 2002.

Corporate expenses not allocated to individual divisions (primarily included in selling, general, and administrative expenses) were $15,596,000 and $15,189,000 for the years ended January 31, 2002 and 2001, respectively. The increase in unallocated corporate expenses was primarily the result of increased employee benefit and insurance premium costs.

FLUCTUATION IN QUARTERLY RESULTS

The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large, long-term drilling contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

contain fixed prices and assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling sites and the ability to drill; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year. See the Company's Consolidated Financial Statements and Notes thereto.

INFLATION

Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation or changing prices from its suppliers.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of the Company's liquidity in fiscal 2003, 2002 and 2001 was its cash from operating activities of $18,818,000, $25,509,000 and $12,952,000, respectively. The decrease in cash from operations in 2003 was primarily attributable to incentive compensation payments paid in 2003 related to fiscal 2002, note payments to Ausdrill Limited and payment of closing costs related to certain subsidiaries closed at the end of fiscal 2002. In fiscal 2003, cash from operations was primarily used to pay debt issuance costs related to the Credit Agreement, a prepayment penalty on early redemption of the Senior Notes, and additions to property and equipment of $17,505,000. Capital expenditures during the fiscal years were directed primarily toward expansion and upgrading of the Company's equipment and facilities and the Company's expansion into coalbed methane exploration and production. In fiscal 2004, the Company expects to accelerate its expansion into the production of coalbed methane gas. Capital expenditure estimates for fiscal 2004 include up to $13,000,000 related to the Company's coalbed methane development efforts and approximately $8,000,000 to upgrade equipment and facilities in the Company's water resources, mineral exploration and geoconstruction services divisions. As of January 31, 2003, the Company had no material commitments outstanding for capital assets.

The Company maintains a cash borrowing facility (the "Credit Agreement") composed of a term loan and a $35,000,000 revolving credit facility. Borrowings under the Credit Agreement were used to refinance borrowings outstanding under the Company's previous credit facilities. The Company's borrowings under the Credit Agreement were $32,370,000 at January 31, 2003 (see Note 11 to the Consolidated Financial Statements).

The Company's working capital as of January 31, 2003, 2002 and 2001, was $33,675,000, $15,513,000 and $46,960,000, respectively. Working capital at January 31, 2002, was reduced by outstanding balances of $16,500,000 under its previous revolving credit facility, which was refinanced during 2003. The Company believes it will have sufficient cash from operations and access to credit facilities to meet the Company's operating cash requirements and to fund its budgeted capital expenditures for fiscal 2004. The Company also expects to defray the cash cost of its fiscal 2003 incentive compensation awards by making a portion of the payments in common stock.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The Company's contractual obligations and commercial commitments are summarized as follows:

	PAYMENTS/EXPIRATION BY PERIOD			
	Total	Less than 1 year	1-3 years	4-5 years
Debt	$32,370	$ 3,938	$10,938	$17,494
Operating leases	15,798	5,975	6,557	3,266
Ausdrill promissory note	900	900	—	—
Total contractual cash obligations	49,068	10,813	17,495	20,760
Standby letters of credit	6,911	6,911	—	—
Total contractual obligations and commercial commitments	$55,979	$17,724	$17,495	$20,760

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are more fully described in Note 1 to the financial statements, located elsewhere in this Annual Report for the year ended January 31, 2003. We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition – Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Goodwill and Other Intangibles – In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, which was effective for the Company as of February 1, 2002. SFAS No. 142 substantially changes the accounting for goodwill, requiring that goodwill and other intangible assets with indefinite useful lives cease to be amortized, and, instead periodically tested for impairment. This statement also requires that within six months of adoption, goodwill be tested for impairment at the reporting unit level as of the date of adoption. As disclosed in the consolidated financial statements, the Company had goodwill of $21,884,000 at January 31, 2002. The goodwill was primarily attributable to the Company's mineral exploration division. The process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. The Company completed the initial assessment of goodwill during the second quarter of fiscal year 2003 and determined a transitional impairment charge was required. As a result, the Company recorded a non-cash charge of $14,429,000, which was recorded, net of taxes of $5,796,000, as a cumulative effect of a change in accounting principle in accordance with SFAS No. 142. The Company completed its annual impairment test as of December 31, 2002, and no further impairment was indicated. We believe at this time that the carrying value of the remaining goodwill is appropriate, although to the extent additional information arises or the Company's strategies change, it is possible that the Company's conclusions regarding impairment of the remaining goodwill could change and result in a material effect on its financial position or results of operations.

Other Long-lived Assets – In evaluating the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated future net cash flows of the related long-lived assets and reduce their carrying value by the excess, if any, of the result of such calculation. We believe at January 31, 2003, that the long-lived assets' carrying values and useful lives continue to be appropriate.

Accrued Insurance Expense – We record estimates for certain health and welfare, workers' compensation and casualty insurance costs that are self-insured programs. Should a greater amount of claims occur compared to what was estimated or costs of the medical profession increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

Costs estimated to be incurred in the future for employee medical benefits, workers' compensation and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods (see Note 13 to the Consolidated Financial Statements).

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and foreign affiliates is made only on those amounts in excess of those funds considered to be invested indefinitely. (See Note 8 of the Notes to Consolidated Financial Statements.)

Litigation and Other Contingencies – The Company is involved in litigation incidental to its business, the disposition of which is expected to have no material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. The Company accrues its best estimate of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's estimate of its probable liability in these matters may change.

See Note 15 of the Notes to Consolidated Financial Statements for a discussion of new accounting pronouncements and their impact on the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which the Company is exposed are interest rate risk on variable rate debt, equity risk on marketable investments, and foreign exchange rate risk that could give rise to translation and transaction gains and losses.

The Company centrally manages its debt and investment portfolios considering overall financing strategies and tax consequences. A description of the Company's variable rate debt and an associated interest rate swap agreement appear in Note 11 to the Consolidated Financial Statements. Assuming then-existing debt levels and the swap agreement, an instantaneous change in interest rates of one percentage point would impact the Company's annual interest expense by $157,000 and $165,000 at January 31, 2003 and 2002, respectively. The Company's investments are described in Note 1 to the Consolidated Financial Statements. Marketable investments are carried at market value and are held for long-term investing purposes rather than trading purposes.

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. Currently, the Company's primary international operations are in Australia, Africa, Mexico, Canada and Italy. The operations are described in Notes 1 and 14 to the Consolidated Financial Statements. The Company's affiliates also operate in Chile, Peru, Mexico and Panama (see Note 3 to the Consolidated Financial Statements). The majority of the Company's contracts in Africa and Mexico are U.S. dollar-based, providing a natural reduction in exposure to currency fluctuations.

As currency exchange rates change, translation of the income statements of the Company's international operations into U.S. dollars may affect year-to-year comparability of operating results. We estimate that a 10% change in foreign exchange rates would not significantly impact income from continuing operations for the years ended January 31, 2003 and 2002. This quantitative measure has inherent limitations, as it does not take into account any governmental actions, changes in customer purchasing patterns or changes in the Company's financing and operating strategies.

Foreign exchange gains and losses in the Company's Consolidated Statements of Income reflect transaction gains and losses and translation gains and losses from the Company's Mexican and African operations which use the U.S. dollar as their functional currency. Net foreign exchange gains and losses for 2003, 2002 and 2001 were not significant.

INDEPENDENT AUDITORS' REPORT

LAYNE CHRISTENSEN COMPANY:

We have audited the accompanying consolidated balance sheets of Layne Christensen Company and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, in 2003 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Kansas City, Missouri
March 31, 2003

STATEMENT OF MANAGEMENT RESPONSIBILITY:

The Consolidated Financial Statements of Layne Christensen Company and subsidiaries (the "Company") have been prepared in conformity with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these financial statements are the responsibility of management, as is all other information included in the Annual Report. Management believes the information presented in the Annual Report is consistent with the financial statements, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management is also responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any systems of internal controls based on a recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

Deloitte & Touche LLP, independent accountants, audited the Company's Consolidated Financial Statements and issued an opinion thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters related to the Company's financial statements, internal audit activities, internal accounting controls and nonaudit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits, including internal controls, audit and financial matters.



ANDREW B. SCHMITT
President and Chief Executive Officer



JERRY W. FANSKA
Vice President and Chief Financial Officer

Layne Christensen Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF JANUARY 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,770	$ 2,983
Customer receivables, less allowance of $4,078 and $3,596, respectively	39,117	43,603
Costs and estimated earnings in excess of billings on uncompleted contracts	8,711	11,912
Inventories	12,738	21,885
Deferred income taxes	11,514	10,181
Income taxes receivable	463	3,074
Other	4,867	2,738
Total current assets	88,180	96,376
Property and equipment:		
Land	6,801	8,163
Buildings	12,967	16,112
Machinery and equipment	167,043	162,967
Uncompleted wells, equipment and facilities	3,176	—
Mineral interest in properties	369	—
	190,356	187,242
Less – Accumulated depreciation	(132,167)	(128,460)
Net property and equipment	58,189	58,782
Other assets:		
Investment in affiliates	18,587	19,504
Goodwill	1,659	21,884
Deferred income taxes	8,262	4,270
Other	3,223	1,526
Total other assets	31,731	47,184
	$ 178,100	$ 202,342
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,044	$ 16,762
Current maturities of long-term debt	3,938	20,071
Accrued compensation	10,874	14,785
Accrued insurance expense	7,845	5,794
Other accrued expenses	7,508	10,983
Income taxes payable	422	4,049
Billings in excess of costs and estimated earnings on uncompleted contracts	7,874	8,419
Total current liabilities	54,505	80,863
Noncurrent and deferred liabilities:		
Long-term debt	28,432	14,286
Accrued insurance expense	6,765	6,358
Other	5,025	4,287
Minority interest	—	656
Total noncurrent and deferred liabilities	40,222	25,587
Contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, par value $.01 per share, 30,000,000 shares authorized, 11,852,650 and 11,707,694 shares issued and outstanding	119	117
Capital in excess of par value	84,414	83,605
Retained earnings	10,807	24,302
Accumulated other comprehensive loss	(11,922)	(12,027)
Notes receivable from management stockholders	(45)	(105)
Total stockholders' equity	83,373	95,892
	$ 178,100	$ 202,342

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

FOR THE YEARS ENDED JANUARY 31,	2003	2002	2001
Revenues	$269,922	$289,958	$293,966
Cost of revenues (exclusive of depreciation shown below)	191,983	209,112	219,600
Gross profit	77,939	80,846	74,366
Selling, general and administrative expenses	55,624	55,877	55,080
Depreciation and amortization	14,565	17,956	21,065
Other income (expense):			
Equity in earnings of affiliates	842	925	894
Interest	(2,490)	(3,934)	(6,205)
Other, net	2,089	224	1,054
Income (loss) from continuing operations before income taxes	8,191	4,228	(6,036)
Income tax expense	(5,171)	(2,498)	(238)
Minority interest, net of taxes of $0, $37 and $64	(188)	(70)	118
Net income (loss) from continuing operations before discontinued operations, extraordinary item and cumulative effect of accounting change	2,832	1,660	(6,156)
Income (loss) from discontinued operations, net of income taxes of $742, $366 and $145	(1,179)	(582)	230
Loss on sale of discontinued operations, net of income taxes of $15	(23)	—	—
Net income (loss) before extraordinary item and cumulative effect of accounting change	1,630	1,078	(5,926)
Extraordinary loss on early extinguishment of debt, net of income taxes of $439	(696)	—	—
Cumulative effect of accounting change, net of income taxes of $5,796	(14,429)	—	—
Net income (loss)	$ (13,495)	$ 1,078	$ (5,926)
Basic income (loss) per share:			
Net income (loss) from continuing operations	$ 0.24	$ 0.14	$ (0.52)
Income (loss) from discontinued operations, net of tax	(0.10)	(0.05)	0.02
Net income (loss) before extraordinary item and cumulative effect of accounting change	0.14	0.09	(0.50)
Extraordinary loss, net of tax	(0.06)	—	—
Cumulative effect of accounting change, net of tax	(1.22)	—	—
Net income (loss) per share	$ (1.14)	$ 0.09	$ (0.50)
Diluted income (loss) per share:			
Net income (loss) from continuing operations	$ 0.23	$ 0.14	$ (0.52)
Income (loss) from discontinued operations, net of tax	(0.09)	(0.05)	0.02
Net income (loss) before extraordinary item and cumulative effect of accounting change	0.14	0.09	(0.50)
Extraordinary loss, net of tax	(0.06)	—	—
Cumulative effect of accounting change, net of tax	(1.19)	—	—
Net income (loss) per share	$ (1.11)	$ 0.09	$ (0.50)
Weighted average number of common and dilutive equivalent shares outstanding:			
Weighted average shares outstanding – basic	11,823	11,758	11,758
Dilutive stock options	319	277	—
Weighted average shares outstanding – diluted	12,142	12,035	11,758

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STOCKHOLDERS' EQUITY

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Notes Receivable from Management Stockholders	Total
Balance, February 1, 2000	11,691,129	$117	$83,463	$ 29,150	$ (5,738)	$(152)	$106,840
Comprehensive loss:							
Net loss	–	–	–	(5,926)	–	–	(5,926)
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $234	–	–	–	–	(373)	–	(373)
Foreign currency translation adjustments, net of taxes of $3,979	–	–	–	–	(6,054)	–	(6,054)
Change in unrealized loss on available for sale investments, net of taxes of $504	–	–	–	–	(748)	–	(748)
Comprehensive loss							(13,101)
Issuance of stock for incentive compensation program	1,181	–	50	–	–	–	50
Issuance of stock, net of expenses	15,384	–	100	–	–	–	100
Payments on notes receivable	–	–	–	–	–	36	36
Balance, January 31, 2001	11,707,694	117	83,613	23,224	(12,913)	(116)	93,925
Comprehensive income:							
Net income	–	–	–	1,078	–	–	1,078
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $389	–	–	–	–	(617)	–	(617)
Foreign currency translation adjustments, net of taxes of $291	–	–	–	–	(377)	–	(377)
Change in unrealized loss on available for sale investments, net of taxes of $1,248	–	–	–	–	1,880	–	1,880
Comprehensive income							1,964
Issuance of stock, net of expenses	–	–	(8)	–	–	–	(8)
Payments on notes receivable	–	–	–	–	–	11	11
Balance, January 31, 2002	11,707,694	117	83,605	24,302	(12,027)	(105)	95,892
Comprehensive income (loss):							
Net loss	–	–	–	(13,495)	–	–	(13,495)
Other comprehensive income (loss):							
Change in unrecognized pension liability, net of taxes of $570	–	–	–	–	(906)	–	(906)
Foreign currency translation adjustments, net of taxes of $754	–	–	–	–	1,198	–	1,198
Change in unrealized gain on available for sale investments, net of taxes of $26	–	–	–	–	(53)	–	(53)
Change in unrealized loss on swap, net of taxes of $84	–	–	–	–	(134)	–	(134)
Comprehensive loss							(13,390)
Issuance of stock upon exercise of options	144,956	2	809	–	–	–	811
Payments on notes receivable	–	–	–	–	–	60	60
Balance, January 31, 2003	11,852,650	$119	$84,414	$ 10,807	$(11,922)	$ (45)	$ 83,373

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE YEARS ENDED JANUARY 31,	2003	2002	2001
Cash flow from operating activities:			
Net income (loss)	$(13,495)	$ 1,078	$ (5,926)
Adjustments to reconcile net income (loss) to cash from operations:			
Loss on sale of discontinued operations, net of tax	23	—	—
(Income) loss on discontinued operations, net of tax	1,179	582	(230)
Loss on extinguishment of debt, net of tax	696	—	—
Cumulative effect of accounting change, net of tax	14,429	—	—
Depreciation and amortization	14,565	17,956	21,065
Deferred income taxes	(534)	826	(4,712)
Equity in earnings of affiliates	(842)	(925)	(894)
Dividends received from affiliates	1,974	904	1,033
Minority interest	188	107	(182)
Gain from disposal of property and equipment	(357)	(325)	(37)
Gain on purchase and sale of businesses	(214)	(3,991)	—
(Gain) loss on sale of investments	(901)	3,329	—
Changes in current assets and liabilities, (exclusive of effects of acquisitions and disposals):			
(Increase) decrease in customer receivables	2,348	8,876	(5,300)
Decrease in costs and estimated earnings in excess of billing on uncompleted contracts	2,547	60	1,236
Decrease in inventories	4,132	4,459	48
(Increase) decrease in other current assets	725	(122)	2,378
Increase (decrease) in accounts payable and accrued expenses	(9,341)	(1,790)	3,292
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(518)	(2,360)	694
Other, net	1,047	(1,513)	1,934
Cash from continuing operations	17,651	27,151	14,399
Cash from (used in) discontinued operations	1,167	(1,642)	(1,447)
Cash from operating activities	18,818	25,509	12,952
Cash flow from investing activities:			
Additions to property and equipment	(13,960)	(11,186)	(14,126)
Additions to uncompleted wells, equipment and facilities	(3,176)	—	—
Additions to mineral interest in properties	(369)	—	—
Proceeds from disposal of property and equipment	3,762	4,083	2,256
Proceeds from sale of business	6,851	8,165	—
Acquisition of business	(246)	—	—
Proceeds from sale of investment	500	—	—
Investment in joint venture	(1,059)	—	—
Cash from (used in) continuing operations	(7,697)	1,062	(11,870)
Cash used in discontinued operations	(10)	(19)	(176)
Cash from (used in) investing activities	(7,707)	1,043	(12,046)
Cash flow from financing activities:			
Net (repayments) borrowings under revolving facility	43,500	(24,000)	2,000
Repayments of long-term debt	(45,487)	(3,571)	(3,572)
Prepayment penalty on early extinguishment of debt	(1,135)	—	—
Debt issuance costs	(1,709)	—	—
Issuance of common stock	811	—	—
Payments on notes receivable from management stockholders	60	11	36
Cash used in financing activities	(3,960)	(27,560)	(1,536)
Effects of exchange rate changes on cash	636	570	300
Net increase (decrease) in cash and cash equivalents	7,787	(438)	(330)
Cash and cash equivalents at beginning of year	2,983	3,421	3,751
Cash and cash equivalents at end of year	$ 10,770	$ 2,983	$ 3,421

See Notes to Consolidated Financial Statements.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Layne Christensen Company and subsidiaries (together, the "Company") provide comprehensive services and products to the water resources, mineral exploration, geoconstruction and energy markets through its four primary operating divisions (see Note 14). The Company operates throughout North America as well as in Africa, Australia and Europe. Its customers include municipalities, industrial companies, mining companies, environmental consulting and engineering firms, heavy civil construction contractors and, to a lesser extent, agribusiness. In mineral exploration, the Company has ownership interest in certain foreign affiliates operating in South America, with facilities in Chile and Peru (see Note 3).

Fiscal Year – References to years are to the fiscal years then ended.

Investment in Affiliated Companies – Investments in affiliates (20% to 50% owned) in which the Company has the ability to exercise significant influence over operating and financial policies are accounted for on the equity method.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Financial information for the Company's foreign affiliates and certain foreign subsidiaries is reported in the Company's consolidated financial statements with a one-month lag in reporting periods. The effect of this one-month lag on the Company's financial results is not significant.

Use of Estimates in Preparing Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions and Translation – The cash flows and financing activities of the Company's Mexican and African operations are primarily denominated in the U.S. dollar. Accordingly, these operations use the U.S. dollar as their functional currency and translate monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, certain cost of revenues and selling expenses which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence.

Other foreign subsidiaries and affiliates use local currencies as their functional currency. Assets and liabilities have been translated to U.S. dollars at year-end exchange rates. Income and expense items have been translated at exchange rates which approximate the weighted average of the rates prevailing during each year. Translation adjustments are reported as a separate component of accumulated other comprehensive loss. As a result of the acquisition of an Australian company, Stanley Mining Services, during 1998, the Company has reflected substantial changes in the cumulative translation account during 2001, primarily attributed to the devaluation of the Australian dollar.

Net foreign currency transaction gains and losses for 2003, 2002 and 2001 were not significant.

Revenue Recognition – Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue is recognized on smaller, short-term contracts using the completed contract method. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Inventories – The Company values inventories at the lower of cost (first-in, first-out) or market. Allowances are recorded for inventory considered to be excess or obsolete. Inventories consist primarily of parts and supplies.

Property and Equipment and Related Depreciation – Property and equipment (including major renewals and improvements) are recorded at cost. Depreciation is provided using the straight-line method. Depreciation expense was $14,565,000, $16,848,000 and $19,867,000 in fiscal 2003, 2002 and 2001, respectively. The lives used for the items within each property classification are as follows:

	YEARS
Buildings	15 - 35
Machinery and equipment	3 - 10

Through its energy services and production division, the Company engages in the operation, development, production and acquisition of oil and gas properties, principally focusing on coalbed methane gas projects. The Company follows the full-cost method of accounting for these properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities are expensed in the period incurred. As of January 31, 2003, the Company has capitalized $3,545,000 related to uncompleted wells, equipment and facilities and land acquisition costs. These are unevaluated properties and therefore are not being amortized and reserves have not yet been established.

Goodwill – Goodwill relates to acquisitions completed by the Company. In fiscal year 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which resulted in the Company ceasing to amortize goodwill. Amortization expense for goodwill was $1,108,000 and $1,198,000 for 2002 and 2001, respectively. At least annually as of December 31, goodwill is tested for impairment by applying a fair value-based test. In assessing the value of goodwill, assets and liabilities are assigned to reporting units and a discounted cash flow analysis is used to determine fair value.

Investments – The Company, through its wholly owned subsidiaries, owns certain common stock of publicly traded companies in Australia and Canada. The Company classifies these investments as available-for-sale. The noncurrent investments have a cost basis of $172,000 and $188,000 and are reported at their fair values of approximately $12,000 and $107,000 at January 31, 2003 and 2002, respectively. The gross unrealized losses of $160,000 and $81,000, net of taxes of $62,000 and $36,000 at January 31, 2003 and 2002, respectively, have been recorded as a component of accumulated other comprehensive loss.

Impairment of Long-lived Assets – At each balance sheet date or as circumstances deem necessary, a determination is made by management as to whether the value of long-lived assets, including assets to be disposed of, has been impaired. The determination is based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors. Effective February 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." The adoption of SFAS No. 144 did not have a significant effect on the Company's impairment policy.

Accrued Insurance Expense – Costs estimated to be incurred in the future for employee medical benefits, workers' compensation benefits and casualty insurance programs resulting from claims which have been incurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies (see Note 13).

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash and cash equivalents, customer receivables and accounts payable approximate fair value at January 31, 2003 and 2002, because of the relatively short maturity of those instruments. Investments in equity securities are carried at quoted market values. See Note 11 for disclosure regarding the fair value of indebtedness and the interest rate swap of the Company.

Consolidated Statements of Cash Flows – Highly liquid investments with a remaining maturity of three months or less at the time of purchase are considered cash equivalents.

The amounts paid for income taxes and interest are as follows:

(in thousands)	2003	2002	2001
Income taxes	$3,348	$3,471	$ 582
Interest	2,498	4,092	5,632

Supplemental Noncash Transactions – In 2001, the Company issued 1,181 shares of common stock related to compensation awards and 15,384 shares of common stock in connection with an acquisition made in 2000. In 2003 and 2002, the Company did not issue shares of common stock or stock options related to compensation awards.

Income Taxes – Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries and foreign affiliates is made only on those amounts in excess of those funds considered to be invested indefinitely (see Note 8).

Earnings Per Share – Earnings per common share are based upon the weighted average number of common and dilutive equivalent shares outstanding. Options to purchase common stock are included based on the treasury stock method for dilutive earnings per share except when their effect is antidilutive. Options to purchase 390,900, 398,454 and 1,097,619 shares have been excluded from weighted average shares in 2003, 2002 and 2001, respectively, as their effect was antidilutive.

Stock-Based Compensation – Stock-based compensation may be accounted for either based on the estimated fair value of the awards at the date they are granted (the "SFAS 123 Method") or based on the difference, if any, between the market price of the stock at the date of grant and the amount the employee must pay to acquire the stock (the "APB 25 Method"). The Company uses the APB 25 Method to account for its stock-based compensation programs (see Note 12). Pro forma net income (loss) and earnings per share for 2003, 2002 and 2001, determined as if the SFAS 123 Method had been applied, is presented in the following table:

(in thousands, except per share amounts)	2003	2002	2001
Net income (loss), as reported	$(13,495)	$ 1,078	$(5,926)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(578)	(566)	(467)
Pro forma net income	$(14,073)	$ 512	$(6,393)
Income (loss) per share:			
Basic – as reported	$ (1.14)	$ 0.09	$ (0.50)
Basic – pro forma	$ (1.19)	$ 0.04	$ (0.54)
Diluted – as reported	$ (1.11)	$ 0.09	$ (0.50)
Diluted – pro forma	$ (1.16)	$ 0.04	$ (0.54)

Other Comprehensive Loss – Accumulated balances of Other Comprehensive Loss are as follows:

(in thousands)	Cumulative Translation Adjustment	Unrealized Loss On Investments	Unrecognized Pension Liability	Unrealized Loss on Swap	Accumulated Other Comprehensive Loss
Balance, February 1, 2001	$(10,615)	$(1,925)	$ (373)	$ —	$(12,913)
Period change	(377)	1,880	(617)	—	886
Balance, January 31, 2002	(10,992)	(45)	(990)	—	(12,027)
Period change	1,198	(53)	(906)	(134)	105
Balance, January 31, 2003	$ (9,794)	$ (98)	$(1,896)	$(134)	$(11,922)

Reclassifications – Certain 2002 and 2001 amounts, primarily related to discontinued operations, have been reclassified to conform with the 2003 presentation.

(2) ACQUISITIONS

On December 13, 2002, the Company acquired the remaining 35% ownership in International Directional Services ("IDS") from its joint venture partner Silver States Survey, Inc. for approximately $246,000 in cash. The acquisition has been accounted for using the purchase method of accounting and did not have a significant effect on the Company's consolidated financial position.

Effective June 30, 2001, the Company acquired the remaining 50% ownership in West African Drilling Services ("WADS") from its joint venture partner, Ausdrill Limited ("Ausdrill"). The Company issued a twenty-five-month promissory note for $2,500,000 and surrendered, by way of an Ausdrill share repurchase agreement, the 6,014,615 shares of Ausdrill that the Company owned. The promissory note is included in other accrued expenses in the Consolidated Balance Sheets. The shares had a fair value of approximately $206,000. The acquisition has been accounted for using the purchase method of accounting. Had this acquisition taken place as of February 1, 2001, pro forma operating results would not have been significantly different from those reported.

The 2002 acquisition had the following effect on the Company's consolidated financial position:

(in thousands)	2002
Property and equipment	$(3,906)
Working capital	(1,389)
Intangible and other assets	(548)
Noncurrent and deferred liabilities	5,843
Total purchase price, net of cash acquired	$ —

(3) INVESTMENTS IN AFFILIATES

The Company's investments in affiliates are carried at the Company's equity in the underlying net assets plus an additional $4,607,000 as a result of purchase accounting. This additional amount was being amortized over lives ranging from 20 to 35 years; however, amortization was ceased effective February 1, 2002, upon adoption of SFAS No. 142. These affiliates, which generally are engaged in mineral exploration drilling and the manufacture and supply of drilling equipment, parts and supplies, are as follows at January 31, 2003:

	PERCENTAGE OWNED
Christensen Chile, S.A. (Chile)	49.99%
Christensen Commercial, S.A. (Chile)	50.00%
Geotec Boyles Bros., S.A. (Chile)	49.75%
Boyles Bros. Diamantina, S.A. (Peru)	29.49%
Christensen Commercial, S.A. (Peru)	50.00%
Geotec, S.A. (Peru)	35.38%
Boytec, S.A. (Panama)	49.99%
Plantel Industrial S.A. (Chile)	50.00%
Boytec Sondajes de Mexico, S.A. de C.V. (Mexico)	49.99%
Geoductos Chile, S.A. (Chile)	50.00%

In 2003, the Company sold its investment in Technidrill, Ltd. and Christensen Boyles GmbH for $860,000. At the time of sale, the investment had a cost basis of $845,000.

Financial information from foreign affiliates is reported with a one-month lag in the reporting period. Summarized financial information of the Company's foreign affiliates, as of January 31, 2003, 2002 and 2001, and for the years then ended, was as follows:

(in thousands)	2003	2002	2001
Total assets	$52,332	$51,146	$60,526
Total liabilities	17,039	13,442	21,741
Revenues	51,629	61,720	66,217
Gross profit	8,318	8,401	10,423
Operating income	3,839	3,905	5,393
Net income	2,206	1,988	2,392

The Company has transactions and balances with foreign affiliates which resulted in the following amounts being included in the Consolidated Financial Statements as of January 31, 2003, 2002 and 2001, and for the years then ended:

(in thousands)	2003	2002	2001
Accounts receivable	$ 77	$ 282	$1,563
Notes receivable	—	—	149
Revenues	167	2,691	3,231

Undistributed equity in earnings of foreign affiliates totaled $2,820,000, $3,925,000 and $3,904,000 as of January 31, 2003, 2002 and 2001, respectively.

In September 2002, the Company invested in a joint venture with a privately held limited partnership to develop a water storage bank on property located in California. The Company invested $1,059,000 to acquire 10% ownership in the joint venture. The joint venture had total assets of $10,294,000 as of January 31, 2003. The investment will be accounted for using the equity method as the Company exercises significant influence over the operating and financial policies of the venture.

(4) DISCONTINUED OPERATIONS

On December 10, 2002, the Company sold its Ranney® collector well business to Reynolds, Inc. for $1,575,000. The Ranney® business was a component of the Company's water resources division (see Note 14). The Company recorded a gain on the sale of approximately $827,000, net of taxes of $520,000, for the year ended January 31, 2003.

On January 23, 2003, the Company sold its Drilling Equipment Supply, Inc. ("DESI") division to Boart Longyear. DESI was a supply operation that distributed drilling equipment, parts and supplies and was the last remaining component of the Company's products segment (see Note 14). The Company recorded a loss on the disposal of $850,000, net of taxes of $535,000, for the year ended January 31, 2003.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the results of operations for Ranney® and DESI have been classified as discontinued operations. Revenues and net income (loss) from discontinued operations for 2003, 2002, and 2001 were as follows:

(in thousands)	2003	2002	2001
Revenues:			
Ranney®	$ 2,379	$ 2,686	$ 5,321
DESI	8,064	15,744	14,706
Total	$10,443	$18,430	$20,027
Net income (loss):			
Ranney®	$ (446)	$ (563)	$ (200)
DESI	(733)	(19)	430
Total	$(1,179)	$ (582)	$ 230

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) GOODWILL

Effective February 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 requires that upon adoption and at least annually thereafter, goodwill be tested for impairment by applying a fair value-based test. Periodic amortization of goodwill is no longer permitted under SFAS No. 142. Thus, the Company's Consolidated Statements of Income for fiscal year 2003 include no periodic amortization of goodwill.

SFAS No. 142 requires companies to make an initial assessment of goodwill for impairment for each of its reporting units within six months after adoption. The Company completed this initial assessment of goodwill during the second quarter of fiscal year 2003 and determined a transitional impairment charge was required. At February 1, 2002, the Company had $21,884,000 of goodwill recorded in its consolidated balance sheet, consisting primarily of goodwill associated with its mineral exploration segment. In assessing goodwill, the Company assigned assets and liabilities to its reporting units and developed a discounted cash flow analysis to determine the fair value of the reporting units. Based on this model, the Company determined that the mineral exploration goodwill was impaired. As a result, the Company recorded a noncash charge of $14,429,000, net of taxes of $5,796,000, as a cumulative effect of a change in accounting principle at February 1, 2002, in accordance with SFAS No. 142. The Company completed its annual impairment test as of December 31, 2002, and no further impairment was indicated.

The carrying amount of goodwill attributed to each operating segment with goodwill balances follows:

(in thousands)	February 1, 2002	Impairment Adjustment	January 31, 2003
Geoconstruction services	$ 1,499	$ –	$1,499
Energy services and production	160	–	160
Mineral exploration	20,225	(20,225)	–
	$21,884	$(20,225)	$1,659

Pro forma results of operations for 2002 and 2001 had the Company applied the nonamortization provisions of SFAS No. 142 in those periods follows:

(in thousands, except per share amounts)

YEARS ENDED JANUARY 31,	2003	2002	2001
Reported net income (loss)	$(13,495)	$ 1,078	$ (5,926)
Add back: Goodwill amortization, net of related tax effects	–	862	934
Adjusted net income (loss)	$(13,495)	$ 1,940	$ (4,992)
Diluted earnings per share:			
Reported net income (loss)	$ (1.11)	$ .09	$ (.50)
Add back: Goodwill amortization, net of related tax effects	–	.07	.07
Adjusted net income (loss)	$ (1.11)	$ .16	$ (.43)

(6) OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following for the fiscal years ended January 31:

(in thousands)	2003	2002	2001
Gain from disposal of property and equipment	$ 357	$ 325	$ 87
Gain from purchase or sale of businesses	214	3,991	–
Gain (loss) from sale of investments	901	(3,329)	–
Gain (loss) from business closures	517	(1,697)	(50)
Exchange gains (losses)	(52)	112	193
Miscellaneous, net	152	822	824
	$2,089	$ 224	$1,054

The gain from disposal of property and equipment for 2003 includes gains of approximately $1,419,000 as a result of a Company initiative to monetize excess property and equipment, as well as gains from disposals in the ordinary course of business. These gains were partially offset by a $1,800,000 write-down of the Company's former Christensen Products plant to reflect current estimates of net realizable value.

In 2003, the Company, through its wholly owned subsidiary Layne Christensen Australia Pty Limited ("Layne Australia"), recognized a gain of $901,000 on the sale of its investment in a gold exploration project in Africa.

In 2002, the Company sold its Christensen Products business to a subsidiary of Atlas Copco. The Company received $8,165,000 and recorded a gain on the sale of $3,991,000. Approximately $1,800,000 in additional cash was received on February 1, 2002, upon the sale of certain additional assets and inventory at book value.

In 2002, the Company, through Layne Australia, sold its investment in Ausdrill Limited, a publicly traded company on the Australian Stock Exchange. The investment was classified as available-for-sale and had a cost basis of $3,535,000. The Company recorded a loss on the sale of $3,329,000 and removed the related net of tax loss of $1,880,000 from accumulated other comprehensive income in the Consolidated Statement of Stockholders' Equity.

In 2002, the Company closed certain unprofitable locations and recognized a loss of $1,697,000. In 2003, the Company received higher-than-expected proceeds from the final settlement of certain of the assets and recorded a gain of $517,000.

(7) COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

(in thousands)	2003	2002
Costs incurred on uncompleted contracts	$ 76,236	$ 81,057
Estimated earnings	37,744	36,178
	113,980	117,235
Less: Billings to date	113,143	113,742
	$ 837	$ 3,493

Included in accompanying balance sheets under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 8,711	$11,912
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,874)	(8,419)
	$ 837	$ 3,493

The Company generally does not bill contract retainage amounts until the contract is completed. The Company bills its customers based on specific contract terms. Substantially all billed amounts are collectible within one year.

(8) INCOME TAXES

Income (loss) before income taxes is as follows:

(in thousands)	2003	2002	2001
Domestic	$ 13,453	$ 15,251	$ 5,196
Foreign	(5,262)	(11,023)	(11,232)
	$ 8,191	$ 4,228	$ (6,036)

Components of income tax expense are:

(in thousands)	2003	2002	2001
Currently due:			
U.S. federal	$ 4,387	$ 775	$ 69
State and local	1,079	316	215
Foreign	(124)	1,644	1,344
	5,342	2,735	1,628
Deferred:			
U.S. federal	(1,756)	(896)	2,531
State and local	576	(230)	(193)
Foreign	1,009	889	(3,728)
	(171)	(237)	(1,390)
	$ 5,171	$ 2,498	$ 238

Deferred income taxes result from temporary differences between the financial statement and tax bases of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects are:

(in thousands)	2003			2002		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Contract income	$ 3,974	$ —	$ 3,974	$ 2,846	$ —	$ 2,846
Accrued insurance expense	1,982	—	1,982	1,271	—	1,271
Employee compensation	1,326	—	1,326	1,125	—	1,125
Bad debts	1,473	—	1,473	1,215	—	1,215
Inventory	2,926	(566)	2,360	1,825	(1,293)	532
Other	1,715	(1,316)	399	3,865	(673)	3,192
Current	13,396	(1,882)	11,514	12,147	(1,966)	10,181
Accelerated depreciation	466	(4,903)	(4,437)	281	(5,445)	(5,164)
Cumulative translation adjustment	6,168	—	6,168	6,939	—	6,939
Accrued insurance expense	2,853	—	2,853	2,620	—	2,620
Unrealized loss on investments	52	—	52	36	—	36
Employee compensation	1,654	(540)	1,114	1,041	(618)	423
Tax deductible goodwill	5,450	—	5,450	—	—	—
Tax loss carryforward	545	—	545	317	—	317
Unremitted foreign earnings	—	(838)	(838)	—	—	—
Other	674	(3,319)	(2,645)	1,466	(2,367)	(901)
Noncurrent	17,862	(9,600)	8,262	12,700	(8,430)	4,270
	$31,258	$(11,482)	$19,776	$24,847	$(10,396)	$14,451

The Company has several Australian and African subsidiaries which have generated tax losses. The majority of these losses have been utilized to reduce the Company's federal and state income tax expense. The Company has tax loss carryforwards from its Mexican subsidiary of $1,800,000 which expire between 2010 and 2013.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At January 31, 2003, undistributed earnings of foreign subsidiaries and certain foreign affiliates included $10,300,000 for which no federal income or foreign withholding taxes have been provided. These earnings, which are considered to be invested indefinitely, become subject to income tax if they were remitted as dividends or if the Company were to sell its stock in the affiliates or subsidiaries. It is not practicable to determine the amount of income or withholding tax that would be payable upon remittance of these earnings.

Deferred taxes were provided on undistributed earnings of certain foreign affiliates where the earnings are not considered to be invested indefinitely. Income taxes and foreign withholding taxes were also provided on dividends received and gain recognized on the sale of certain affiliates during the year.

A reconciliation of the total income tax expense to the statutory federal rate is as follows:

(in thousands)	2003		2002		2001	
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Income tax at statutory rate	$2,785	34.0%	$1,438	34.0%	$(2,052)	34.0%
State income tax, net	424	5.2	57	1.4	14	(0.2)
Difference in tax expense resulting from:						
Nondeductible expenses	417	5.1	420	9.9	465	(7.7)
Tax on foreign affiliates	1,295	15.8	(53)	(1.2)	3	(0.0)
Taxes on foreign operations	(96)	(1.2)	484	11.4	1,752	(29.0)
Other, net	346	4.2	152	3.6	56	(1.0)
	$5,171	63.1%	$2,498	59.1%	$ 238	(3.9)%

(9) LEASES

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year from January 31, 2003, are as follows:

(in thousands)	
2004	$5,975
2005	3,408
2006	3,149
2007	2,013
2008	1,253

Operating leases are primarily for automobiles, light trucks, and office and shop facilities. Rent expense under operating leases (including insignificant amounts of contingent rental payments) was $10,632,000, $6,475,000 and $5,972,000 in 2003, 2002 and 2001, respectively.

(10) EMPLOYEE BENEFIT PLANS

The Company sponsors a pension plan covering certain hourly employees not covered by union-sponsored, multi-employer plans. Benefits are computed based mainly on years of service. The Company makes annual contributions to the plan substantially equal to the amounts required to maintain the qualified status of the plans. Contributions are intended to provide for benefits related to past and current service with the Company. Assets of the plan consist primarily of stocks, bonds and government securities.

The following table sets forth the plan's funded status as of December 31, 2002 and 2001 (the measurement dates), and the amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2003 and 2002:

(in thousands)	2003	2002
Benefit obligation at beginning of year	$ 5,921	$ 5,411
Service cost	167	163
Interest cost	409	391
Actuarial loss	527	295
Benefits paid	(320)	(339)
Benefit obligation at end of year	6,704	5,921
Fair value of plan assets at beginning of year	4,849	5,037
Actual return on plan assets	(463)	(297)
Employer contribution	847	448
Benefits paid	(320)	(339)
Fair value of plan assets at end of year	4,913	4,849
Funded status	(1,791)	(1,072)
Unrecognized actuarial loss	2,944	1,614
Unrecognized prior services cost	30	40
Contributions between measurement date and fiscal year end	145	–
Net amount recognized	$ 1,328	$ 582

Amounts recognized in the Company's Consolidated Balance Sheets at January 31, 2003 and 2002, consist of:

(in thousands)	2003	2002
Prepaid benefit cost	$ 1,328	$ 582
Accrued benefit liability	(3,120)	(1,654)
Intangible asset	30	40
Accumulated other comprehensive loss	3,090	1,614
Net amount recognized	$ 1,328	$ 582

Net periodic pension cost for 2003, 2002 and 2001 includes the following components:

(in thousands)	2003	2002	2001
Service cost	$ 167	$ 163	$ 141
Interest cost	409	391	404
Expected return on assets	(398)	(398)	(371)
Net amortization	68	(7)	3
Net periodic pension cost	$ 246	$ 149	$ 177

The Company has recognized the full amount of its actuarially determined pension liability and the related intangible asset. The unrecognized pension cost has been recorded as a charge to consolidated stockholders' equity after giving effect to the related future tax benefit.

The projected benefit obligation for 2003, 2002 and 2001 was computed using a discount rate of 6.5%, 7.25% and 7.75%, respectively, and an estimated long-term rate of return on assets of 8.0%, 8.75% and 8.75%, respectively. Benefit level assumptions for 2003, 2002 and 2001 are based on fixed amounts per year of credited service.

The Company also participates in a number of defined benefit, multi-employer plans. These plans are union-sponsored, and the Company makes contributions equal to the amounts accrued for pension expense. Total union pension expense for these plans was $1,316,000, $1,285,000 and $1,236,000 in 2003, 2002 and 2001, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

The Company's salaried and certain hourly employees participate in Company-sponsored, defined contribution plans. Total expense for the Company's portion of these plans was $1,560,000, $1,205,000 and $1,178,000 in 2003, 2002 and 2001, respectively.

(11) INDEBTEDNESS

On July 9, 2002, the Company entered into a new credit facility ("Credit Agreement") with General Electric Capital Corporation as agent for a group of banks. The Credit Agreement was used to refinance borrowings outstanding under the Company's previous revolving credit facility ("Previous Credit Agreement") and to pay the outstanding balance under the Company's note agreement ("Senior Notes"). The Credit Agreement provides a $35,000,000 revolving credit facility that is available for working capital, capital expenditures and for other general corporate purposes. The maximum available under the revolving credit facility is $35,000,000, less any outstanding letter of credit commitments (which are subject to a $15,000,000 sublimit). Availability under the revolving credit facility is dependent on a borrowing base consisting primarily of domestic customer receivables and inventories. As of January 31, 2003, availability under the revolving credit facility was $26,381,000, less outstanding letters of credit of $6,911,000. The Credit Agreement also includes a $35,000,000 term loan ("Term Loan") that is payable in increasing quarterly installments that began October 2002 and end in July 2007. The Credit Agreement includes a penalty of 2% in the event of prepayment prior to the first anniversary of the agreement, 1% after the first anniversary but prior to the second anniversary, and no prepayment penalty thereafter.

The Credit Agreement is secured by a majority of the assets of the Company and certain of its subsidiaries, including but not limited to, accounts receivable, inventory and equipment. The Credit Agreement contains certain covenants including restrictions on the incurrence of additional indebtedness and liens, transactions with affiliates, sale of assets or other dispositions, lease transactions and certain financial maintenance covenants, including among others, maximum capital expenditures, minimum EBITDA, minimum interest coverage and maximum leverage. The Company was in compliance with its covenants as of January 31, 2003. The Credit Agreement provides for interest at variable rates equal to, at the Company's option, a Libor rate plus 2.75% to 3.25% (depending upon leverage ratios), or an alternate reference rate as defined in the Credit Agreement. As of January 31, 2003, outstanding borrowings under the Credit Agreement were at an average interest rate of 4.18%.

The Company's floating rate debt exposes it to changes in interest rates going forward. During September 2002, the Company

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

entered into an interest rate swap agreement (the "Swap Agreement"), which has been designated and is accounted for as a cash flow hedge to effectively convert a portion of the Term Loan to a fixed rate basis, thus reducing the impact of interest rate changes. The Company will pay the counterparties interest at 2.53% and receive interest based on a variable Libor rate (1.38% as of January 31, 2003). The notional principal of the swap was $16,625,000 as of January 31, 2003. The notional principal is reduced each quarter based on 50% of the scheduled principal payments on the Company's Term Loan. The Swap Agreement calls for quarterly interest payments which commenced on October 1, 2002, and will terminate September 9, 2004. The Swap Agreement is recorded at its fair market value of $219,000 as of January 31, 2003.

Maximum borrowings outstanding under the Company's then-existing credit agreements during 2003, 2002 and 2001 were $37,000,000, $47,000,000 and $53,000,000, respectively, and the average outstanding borrowings were $30,062,000, $33,292,000 and $47,708,000, respectively. The weighted average interest rates were 6.6%, 7.0% and 9.0%, respectively.

Loan costs incurred for securing long-term financing are amortized over the term of the respective loan agreement. Amortization of these costs for 2003, 2002 and 2001 was $345,000, $312,000 and $351,000, respectively. Amortization of loan costs is included in interest expense in the Consolidated Statements of Income.

The Company recorded an extraordinary loss of $696,000, net of taxes or $0.06 per share, as a result of the early redemption of the balance outstanding under the Senior Notes. The loss consisted of a prepayment penalty and unamortized fees associated with the Senior Notes, net of tax benefits of $439,000.

Debt outstanding as of January 31, 2003 and 2002, whose carrying value approximates fair market value, was as follows:

(in thousands)	2003	2002
Current maturities of long-term debt:		
Term Loan	$ 3,938	$ —
Senior Notes	—	3,571
Revolving credit facility	—	16,500
Total current maturities of long-term debt	3,938	20,071
Long-term debt:		
Term Loan	28,432	—
Senior Notes	—	14,286
Total long-term debt	28,432	14,286
Total debt	$32,370	$34,357

As of January 31, 2003, debt outstanding will mature as follows:

(in thousands)	
2004	$ 3,938
2005	4,813
2006	6,125
2007	7,438
2008	10,056

(12) STOCK AND STOCK OPTION PLANS

In October 1998, the Company adopted a Rights Agreement whereby the Company has authorized and declared a dividend of one preferred share purchase right ("Right") for each outstanding common share of the Company. Subject to limited exceptions, the Rights are exercisable if a person or group acquires or announces a tender offer for 25% or more of the Company's common stock. Each Right will entitle shareholders to buy one one-hundredth of a share of a newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $45.00. The Company is entitled to redeem the Right at $.01 per Right at any time before a person has acquired 25% or more of the Company's outstanding common stock. The Rights expire 10 years from the date of grant.

The Company has reserved 500,000 shares of common stock for issuance under Employee Incentive Compensation Plans. Issuance of shares under the plans is based on performance as determined annually by a committee appointed by the Company's Board of Directors.

The Company also has two stock option plans which provide for the granting of options to purchase up to an aggregate of 1,250,000 shares of common stock at a price fixed by the Board of Directors or a committee.

Significant option groups outstanding at January 31, 2003, and related weighted average price and life information follows:

Grant Date	Options Outstanding	Options Exercisable	Average Exercise Price	Remaining Life (Months)
12/93	257,603	257,603	6.420	11
5/94	39,000	39,000	6.375	16
2/96	135,500	135,500	10.500	37
4/97	10,246	10,246	11.400	51
2/98	227,500	227,500	14.000	61
4/98	17,654	14,123	10.290	63
4/99	330,414	242,199	5.130	75
7/99	5,000	3,750	6.063	78
2/00	35,000	26,250	5.500	85
4/00	35,971	14,388	3.495	87
8/00	10,000	5,000	5.125	91
9/00	75,000	37,500	4.000	32
5/01	55,000	13,750	7.105	100

All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The options have terms of five to 10 years from the date of grant and vest ratably over periods of four to five years. For purposes of pro forma disclosure, the weighted average fair value at the date of grant for options granted during 2002 and 2001 was $4.16 and $2.21 per option, respectively. No options were granted during 2003. The fair value of options at date of grant was estimated using the Black-Scholes model. The fair values are based on an expected life in years equal to the full option term, no dividend yield and the following weighted average assumptions:

	2002	2001
Interest rate	4.9%	5.0%
Volatility	38%	39%

Stock Option Activity Summary:	Shares Under Option: Number of Shares	Shares Under Option: Weighted Average Price	Shares Exercisable: Number of Shares	Shares Exercisable: Weighted Average Price
Outstanding, February 1, 2000	1,333,598	$7.862	709,425	$7.858
Granted	167,532	4.286	—	
Canceled	(158,401)	7.157	(73,033)	
Vested	—	—	175,834	
Outstanding, January 31, 2001	1,342,729	7.352	812,226	7.862
Granted	55,000	7.105	—	
Canceled	(17,561)	6.069	(3,027)	
Vested	—	—	171,983	
Outstanding, January 31, 2002	1,380,168	7.358	981,182	7.780
Granted	—		—	
Exercised	(144,956)	3.773	(144,956)	
Canceled	(1,324)	3.640	(945)	
Vested	—	—	191,528	
Outstanding, January 31, 2003	1,233,888	$7.776	1,026,809	$8.289

(13) CONTINGENCIES

The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, "turnkey" basis where the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. In addition, the Company is exposed to potential liability under foreign, federal, state and local laws and regulations, contractual indemnification agreements or otherwise in connection with its provision of services and products. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. In addition, the Company does not maintain political risk insurance with respect to its foreign operations.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. While the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved, the Company believes that the ultimate disposition of these matters will not, in the aggregate, have a material adverse effect upon its business or consolidated financial position, results of operations or cash flows.

(14) OPERATING SEGMENTS AND FOREIGN OPERATIONS

The Company is organized around discrete divisions based on its primary product lines. Each division comprises a combination of individual district offices, which primarily offer similar types of services and serve similar types of markets. Although individual offices within a division may periodically perform services normally provided by another division, the results of those services are recorded in the office's own division. For example, if a water resources division office performed geoconstruction services, the revenues would be recorded in the water resources division rather than the geoconstruction services division. Should an office's primary responsibility move from one division president to another, that office's results going forward would be reclassified between divisions at that time. The Company's reportable segments are defined as follows:

WATER RESOURCES DIVISION

This division provides a full line of water-related services and products including hydrological studies, site selection, well design, drilling and well development, pump installation, and repair and maintenance. The division's offerings include design and construction of water treatment facilities and the manufacture and sale of products to treat volatile inorganics in groundwater. The division also offers environmental services to assess and monitor groundwater contaminants.

MINERAL EXPLORATION DIVISION

This division provides a complete range of drilling services for the mineral exploration industry. Its aboveground and underground drilling activities include all phases of core drilling, diamond, reverse circulation, dual tube, hammer and rotary air-blast methods.

GEOCONSTRUCTION SERVICES DIVISION

This division focuses on services that improve soil stability, primarily jet grouting, grouting, vibratory ground improvement and ground-freezing services. The division also manufactures a line of high-pressure pumping equipment used in grouting operations and geotechnical drilling rigs used for directional drilling.

ENERGY SERVICES AND PRODUCTION DIVISION

This division offers a variety of specialized services including shallow gas and tar sands exploration drilling, conventional oilfield fishing services, coil tubing fishing services, resonance technology solutions for stuck tubulars and land-based oil and gas search and development. The division's land-based oil and gas search and development activities focus primarily on natural gas properties, principally coalbed methane projects located in the Midwest region of the United States.

PRODUCTS AND OTHER

This grouping has historically included the Company's supply operation which distributes drilling equipment, parts and supplies, a manufacturing operation producing diamond drilling rigs, diamond bits, core barrels and drill rods ("Christensen Products") and other miscellaneous operations which do not fall into the above divisions. On January 23, 2003, the Company sold its supply operations to Boart Longyear. Upon the sale, the results of operations were reclassified to discontinued operations (see Note 4). On August 8, 2001, the Company sold its Christensen Products business to a subsidiary of Atlas Copco.

Financial information for the Company's operating segments is presented below. Intersegment revenues are accounted for based on the fair market value of the products sold or services provided. The Corporate loss from continuing operations consists of unallocated corporate expenses, primarily general and administrative functions and incentive compensation. Corporate assets are all assets of the Company not directly associated with an operating segment, and consist primarily of cash and deferred income taxes.

(in thousands)	2003	2002	2001
Revenues			
Water resources	$167,080	$172,806	$164,883
Mineral exploration	55,769	57,945	66,153
Geoconstruction services	29,621	27,006	38,010
Energy services and production	17,016	27,011	21,232
Products and other	436	9,168	9,528
Intersegment products and supply revenues	—	(3,978)	(5,840)
Total revenues	$269,922	$289,958	$293,966
Income (loss) from continuing operations			
Water resources	$ 28,654	$ 27,474	$ 20,650
Mineral exploration	(1,082)	(7,313)	(6,898)
Geoconstruction services	2,631	1,194	5,926
Energy services and production	(2,621)	1,014	(1,866)
Products and other	(2,142)	1,389	(2,454)
Corporate	(14,759)	(15,596)	(15,189)
Interest	(2,490)	(3,934)	(6,205)
Total income (loss) from continuing operations	$ 8,191	$ 4,228	$ (6,036)
Total assets			
Water resources	$ 54,244	$ 60,802	$ 63,888
Mineral exploration	60,903	87,739	102,674
Geoconstruction services	20,122	18,274	23,008
Energy services and production	16,183	11,352	13,083
Products and other	1,804	14,165	22,686
Corporate	24,844	10,010	8,529
Total assets	$178,100	$202,342	$233,868
Capital expenditures			
Water resources	$ 4,189	$ 2,959	$ 4,157
Mineral exploration	4,315	5,263	5,144
Geoconstruction services	2,082	986	2,275
Energy services and production	6,567	1,611	2,373
Products and other	-	18	11
Corporate	352	349	166
Total	$ 17,505	$ 11,186	$ 14,126
Depreciation and amortization			
Water resources	$ 4,739	$ 5,087	$ 5,683
Mineral exploration	5,978	8,731	11,273
Geoconstruction services	1,980	2,127	2,015
Energy services and production	1,702	1,665	1,437
Products and other	13	209	490
Corporate	153	137	167
Total	$ 14,565	$ 17,956	$ 21,065
Geographic information:			
Revenues			
North America	$227,647	$242,832	$248,677
Africa/Australia	36,182	42,613	39,347
Other foreign	6,093	4,513	5,942
Total revenues	$269,922	$289,958	$293,966

Of the products and other sales to unaffiliated customers, approximately $640,000 and $1,884,000 in 2002 and 2001, respectively, were export sales, principally to Latin America.

Income from continuing operations of the energy services and production segment for 2003, 2002 and 2001, respectively, includes $815,000, $53,000 and $2,313,000 of expenses related to the Company's energy exploration activities in the Gulf of Mexico region of the United States. These activities are unrelated to the Company's coalbed methane exploration and development efforts and were charged to expense as no reserves were identified. The Company is no longer pursuing these exploration activities.

(15) NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued several statements which will be effective in future fiscal years. SFAS No. 143, "Accounting for Asset Retirement Obligations," establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS No. 143 is effective for the Company's fiscal year beginning February 1, 2003. Management does not expect a significant effect on the Company's financial position or results of operations upon the adoption of SFAS No. 143. SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections," provides new guidance on accounting for early extinguishments of debt as extraordinary items and other specific technical changes to existing literature. SFAS No. 145 is effective for the Company's fiscal year beginning February 1, 2003. Upon adoption as of February 1, 2003, SFAS No. 145 will require reclassification of the $696,000 extraordinary loss recognized in fiscal 2003 to income from continuing operations. SFAS No. 148, "Accounting for Stock-Based Compensation," amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the Company's fiscal year beginning February 1, 2004. Management is currently assessing the impact SFAS No. 148 will have on the Company's financial position or results of operations.

Layne Christensen Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), requires consolidation of certain variable interest entities if certain conditions are met. Management is currently assessing the impact FIN 46 will have on the Company's results of operations.

(16) QUARTERLY RESULTS (UNAUDITED)

Unaudited quarterly financial data are as follows (thousands of dollars, except per share data):

2003	First	Second	Third	Fourth
Revenues	$ 68,184	$70,161	$67,291	$64,286
Gross profit	18,860	20,690	19,325	19,064
Net income from continuing operations	440	979	562	851
Net income (loss)	(14,178)	5	200	478
Basic income per share from continuing operations	0.04	0.08	0.05	0.07
Diluted income per share from continuing operations	0.04	0.08	0.05	0.07
Basic income (loss) per share	(1.21)	0.00	0.02	0.04
Diluted income (loss) per share	(1.17)	0.00	0.02	0.04

2002	First	Second	Third	Fourth
Revenues	$ 75,522	$76,044	$70,660	$67,732
Gross profit	20,025	20,706	20,599	19,516
Net income (loss) from continuing operations	256	650	756	(2)
Net income (loss)	162	639	698	(421)
Basic income (loss) per share from continuing operations	0.02	0.06	0.06	0.00
Diluted income (loss) per share from continuing operations	0.02	0.05	0.06	0.00
Basic income (loss) per share	0.01	0.05	0.06	(0.04)
Diluted income (loss) per share	0.01	0.05	0.06	(0.04)

In the fourth quarter of 2003, the Company sold certain operations and classified the results of operations as discontinued operations (see Note 4). Revenues for the first three quarters of 2003 have been reduced by $3,658,000, $2,638,000 and $2,366,000, respectively, related to the discontinued operations. Gross profit for the first three quarters of 2003 has been reduced by $689,000, $469,000 and $488,000, respectively, related to the discontinued operations. Revenues for the four quarters of 2002 have been reduced by $4,310,000, $4,070,000, $5,557,000 and $4,493,000, respectively, related to the discontinued operations. Gross profit for the four quarters of 2002 has been reduced by $871,000, $937,000, $938,000 and $345,000, respectively, related to the discontinued operations.

DIRECTORS AND EXECUTIVE OFFICERS

Robert J. Dineen
Chairman of the Board and Director

Sheldon R. Erikson
Director – Chairman, President and Chief Executive Officer of Cooper Cameron Corporation

Todd A. Fisher
Director – Member of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., an investment firm

Edward A. Gilhuly
Director – Member of KKR & Co. L.L.C., the general partner of Kohlberg Kravis Roberts & Co., L.P., an investment firm

Donald K. Miller
Director – Chairman of Axiom International Investors, LLC, an international equity asset management firm

Andrew B. Schmitt
President, Chief Executive Officer and Director

H. Edward Coleman
Executive Vice President

Norman E. Mehlhorn
Executive Vice President

Gregory F. Aluce
Senior Vice President and Division President – Water Resources

Eric R. Despain
Senior Vice President and Division President – Mineral Exploration

Steven F. Crooke
Vice President – General Counsel and Secretary

Jerry W. Fanska
Vice President – Finance and Treasurer

ANNUAL STOCKHOLDERS MEETING

The Annual Stockholders Meeting will be held on June 5, 2003, at Layne Christensen Company, Corporate Headquarters, 1900 Shawnee Mission Parkway, Mission Woods, Kansas.

REGISTRAR AND TRANSFER AGENT

National City Bank
Cleveland, Ohio

FORM 10-K NOTICE

Stockholders, analysts or potential investors desiring a copy of the Annual Report on Form 10-K of Layne Christensen Company, as filed with the Securities and Exchange Commission, may make their requests in writing to the Assistant Secretary, at the address of the Company. The Company's periodic and current reports are available on our website at www.laynechristensen.com.

STOCKHOLDER INTERESTS

The Company's common stock is traded in the over-the-counter market through the NASDAQ National Market System under the symbol LAYN. The stock has been traded in this market since the Company became a publicly held company on August 20, 1992. The following table sets forth the range of high and low sales prices of the Company's stock by quarter for fiscal 2003 and 2002, as reported by the NASDAQ National Market System. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions.

FISCAL YEAR 2003

	High	Low
First Quarter	$10.60	$7.35
Second Quarter	10.80	8.60
Third Quarter	10.00	5.47
Fourth Quarter	8.70	7.35

FISCAL YEAR 2002

	High	Low
First Quarter	$7.50	$4.00
Second Quarter	8.88	6.15
Third Quarter	8.60	7.10
Fourth Quarter	8.30	7.35

At March 20, 2003, there were 133 owners of record of the Company's common stock.

The Company has not paid any cash dividends on its common stock. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the Credit Agreement between the Company, various financial institutions and General Electric Capital Corporation as agent, and other restrictions which may exist under other credit agreements existing from time to time. The Credit Agreement limits the cash dividends payable by the Company.



LAYNE CHRISTENSEN COMPANY
1900 Shawnee Mission Parkway • Mission Woods, KS 66205
Tel: 913.362.0510
www.laynechristensen.com